

We achieved our intermediate goal! $1 billion in total revenues!




Brown & Brown
INSURANCE®

WE NEVER STOP...

BROWN & BROWN, INC. 2011 ANNUAL REPORT

This year we reached our intermediate goal of

$1 BILLION IN TOTAL REVENUES.



And we are excited to announce our new goal:

$2 BILLION IN TOTAL REVENUES.



Just like the cheetahs on the African savannah,

WE NEVER **STOP HUNTING.**

DEAR **SHAREHOLDERS,**

This Annual Report celebrates the achievement of our intermediate goal of one BILLION dollars of revenues and is dedicated to each of our 5,500+ teammates who made it happen! As you can see by the cover, we are a Company comprised of people working together every day to make a great Company even better. This happens by keeping our accounts by providing quality customer service and writing lots of new business. For that, I thank each teammate for everything you do, and will do, for our Company.

2011 was another challenging yet rewarding year. We grew our revenues 4.1% and our net income 1.4 %. Our strong balance sheet enabled us to complete acquisitions of 22 agency operations with $88.7 million in aggregate annualized revenues. On January 9, 2012, we closed the purchase of Arrowhead General Insurance Agency, which had approximately $107.5 million in total revenues for 2011. We are thrilled to welcome all of these new teammates to Brown & Brown.

We have always been focused on goals. Be it individual or corporate, we like to set and attain big objectives. In 2002, Hyatt revealed our next intermediate goal – "B-40" – at our Annual Sales Meeting. At that time, we had just surpassed $365 million in total revenues, so a one billion dollar revenue goal was ambitious, to say the least. However, in typical Brown & Brown style, we methodically grew our revenues from $365 million in 2001, to $456 in 2002, to $551, to $647, to $786, to $878, and then to

J. POWELL BROWN, CPCU
President and
Chief Executive Officer



$959 million in 2007. With a stalled economy, our revenues remained effectively flat through 2010. Then finally – **$1,013,542** in 2011!! **CONGRATULATIONS ON A JOB WELL DONE!**

We operate our business in four divisions: Retail, National Programs, Wholesale Brokerage, and Services. We have 173 separate operating units that together delivered that $1,013,542 in revenues. As you know, leaders deliver for their teams – whether it be a head of office, a great sales person, or an amazing account manager. Our leaders set the tone in their individual offices, and that is what enables our success.

In this Annual Report, we honor our sales people who drive new and renewal business; our service, marketing, and program underwriting teams who foster our valued long-term client relationships; and all of our support teams, from our "Directors of First Impressions" (known as receptionists in some businesses) to our accounting and finance teams who strive to ensure that our financials are accurate. Truly, "the strength of the pack is the cheetah, and the strength of the cheetah is the pack."

In 2011, we declared our next intermediate goal: $2,000,000,000 of revenues. With a great team of people and continued focus, we will get there, too.

Thank you for investing your time and energy in our success.

Regards,

J. Powell Brown, CPCU
President and
Chief Executive Officer


Brown & Brown Insurance
$1 billion in revenues... and growing!

FEBRUARY 6, 2012 – To celebrate our achievement of reaching one billion dollars in total revenues, Brown & Brown was honored to participate in the ringing of the opening bell of the New York Stock Exchange.

We are always looking for the next opportunity.

WE NEVER **STOP PURSUING.**

The commitment to constant pursuit is embraced by all of our teammates, but falls most critically to our sales teams. We depend on these producers for our growth and our Company's very survival. And we are not disappointed.

A. HALCYON UNDERWRITERS, INC. – MAITLAND, FL
Paul Lyons, Profit Center Leader and Executive Vice President, with **Katherine Lee**, Senior Production Underwriter

B. NUQUEST – LONGWOOD, FL
(left to right) **Kathy Losada**, Senior Account Executive, **Barbara Fairchild**, Senior Account Executive, **Tracey Lazzopina**, President and Profit Center Leader, **and Lindsey Bonet**, Regional Account Representative

C. BROWN & BROWN OF FLORIDA, INC. (ORLANDO) – MAITLAND, FL
Tom D'Avanzo, Producer











D. BROWN & BROWN OF NEW YORK, INC. – ROCHESTER, NY
Steve Davis, Producer

E. HALCYON UNDERWRITERS, INC. – MAITLAND, FL
Augusta Godinho, Production Underwriter


"Plan your work, work your plan."

LaVerne Wicks
Brown & Brown of Florida, Inc.
Ft. Myers, Florida

The highest and holiest title in our Company is not "President" or "Vice President." It is "Producer/Sales Person." Our producers are the fuel that propels our sales engine. They are the face of Brown & Brown.

In May 2002, when we set one billion in annual revenues as our ambitious new intermediate goal, we knew that reaching that goal would require deployment of a team of very special sales people. The existing team would need help from like-minded sales people who embrace the excitement of unlimited income potential at the risk of earning nothing.

The seasoned members of our sales team share some characteristics with the cheetah, the lightning-quick cat Brown & Brown embraces as a corporate symbol. Both rely on speed, agility and determination for their success and survival. It is their unique set of survival skills that sets them apart from the rest.

Understanding coverage, service and cost is essential to attainment of the rarefied status of "Trusted Advisor" to our clients. Our producers strive to gain extensive knowledge about insurance contracts and coverages, their clients' businesses, and the risks those businesses face. They are typically highly competitive and analytical, and able to identify proper coverage tailored to meet the needs of each client. They bring energy to every challenge and a sense of urgency pushes them to follow through. In the end, they strike a balance to ensure that our customers "win" the best insurance coverage for the best price, and the Company "wins" by earning the trust of our customers. Persistence is the hallmark of our producers. For Brown & Brown to grow, we must recruit and enhance people who can pick themselves back up when a chase doesn't result in a win.

Our producers develop deep relationships with clients. They treat the client's trust as sacred and work hard every day to earn and maintain that trust. Our producers help clients understand the potential risks facing their business. Then they help them understand how changes in their business result in a changed array of risks. Armed with that knowledge, a client is prepared to decide whether to transfer risk to insurance carriers.

Prideful personal relationships are developed by understanding and sharing in the interests of each client. Developing these relationships often requires significant personal time and commitment from our producers and their families. Our producers are encouraged to commit significant amounts of their time to be part of the fabric of their communities.

With the substantial amount of personal time they devote to the Company and their communities, our producers depend on the understanding and support of their families. For that, we honor and thank their families.

They are key to the producer's sink-or-swim way of life and what makes Brown & Brown go. Because of them, **we never stop.**

We are always attentive to our clients' needs.

WE NEVER **STOP SERVING.**

The excellent service we offer our clients is made possible by a dedicated team of account managers who possess an uncanny eye for detail and the ability to quickly offer tailor-made solutions to meet the day-to-day insurance challenges our customers face.

The work done by our account managers, which includes program underwriters, marketing specialists and their teams of assistants, is critical to the success of Brown & Brown. Our account managers focus on service to existing customers so that our producers can be out visiting clients or prospective clients knowing that their existing customers will be taken care of back at the office.

If the producers are the face of Brown & Brown, then account managers and their teams are its voice. Our account managers have the primary responsibility of maintaining the day-to-day relationships with our customers. They help our clients protect themselves from the unexpected twists and turns life can bring. Their understanding of the business of our customers enables them to help our customers and producers identify insurable risks and cost-effective coverage options.

There was a time when Brown & Brown sales people handled most of their own back-office work, which of course limited their time outside the office with clients and prospects. It's safe to say it would have been very difficult for us to reach our one billion dollars intermediate revenue goal last year if we had not focused on building great service teams to support our production efforts. When our customers need adjustments to their insurance programs, our account managers execute those tasks. It is through this regular contact with our clients that our account managers are able to develop meaningful relationships with them. Our account managers "take ownership" of our clients' accounts. Developing and fostering this fundamental trust with our clients takes time and diligence. We have assembled a talented team that is up to the task.

An account manager needs to be highly organized, give assiduous attention to detail, and accept the fact that in our business, change is the norm – not the exception. Our clients' businesses change due to growth and many other factors. Insurance carriers are constantly adjusting their risk appetite and pricing, and creating new forms. Insurance information requirements are always changing.

We entrust our account managers with responsibility for large numbers of accounts. A talented account manager can handle a group of clients that generates between $250,000 to more than $1 million in aggregate annual commission revenues. They get the job done with the help of our other support teams, including our marketing departments, which negotiate insurance policy terms, price and conditions directly with insurance carriers. Effective time management is critical to performance of the job at Brown & Brown standards.

Effective account managers develop almost a sixth sense that detects when something isn't quite right. They have a good eye for glitches, be they incorrect additional insured endorsements, flawed warranties or rating errors. The more seasoned our account managers are, the more confident they grow in their ability to deliver for our clients.

The detailed and evolving knowledge that our account managers possess requires significant education and a commitment to continuous life-long learning. Most of our account managers have earned professional designations such as the Accredited Adviser in Insurance (AAI) or Certified Insurance Counselor (CIC).

Our customers know that when they need help they can reach someone at Brown & Brown who is resourceful and who can offer solutions. Thanks to our account managers, **we never stop.**

"If the producers are the face of Brown & Brown, account managers and their teams are its voice."

Laurie Kohler
Brown & Brown of Florida, Inc.
Daytona Beach, Florida

A. DECUS INSURANCE BROKERS LTD. – LONDON, UK
Richard Bowers, Account Manager

B. BROWN & BROWN OF DELAWARE, INC. – NEWARK, DE
Mark O'Neill, Account Manager

C. HALCYON UNDERWRITERS, INC. – MAITLAND, FL
Eva Cruzada, Assistant Underwriter



A





B



C



D

D. BROWN & BROWN OF FLORIDA, INC. – DAYTONA BEACH, FL
Mary Martino, Account Manager

E. NUQUEST – LONGWOOD, FL
Kathy Deland, Account Administration Manager



E

We are always watching every detail.

WE NEVER **STOP SUPPORTING.**

Behind the scenes at Brown & Brown our support team gears up early every day to launch our producers into action. They take care of clients and take care of colleagues. They are our unsung heroes.

A. BROWN & BROWN OF FLORIDA, INC. (ORLANDO) - MAITLAND, FL
Graham Kolterjohn, Accounting Leader

B. BROWN & BROWN OF DELAWARE, INC. - NEWARK, DE
Joy Wedge, Marketing Assistant/CSR











C. HALCYON UNDERWRITERS, INC. - MAITLAND, FL
(left to right) **Lauren Kovacsik**, Accounting Assistant, **Jennifer Agrait**, Accounting/Operations Leader, **Rhonda Pierce**, Administrative Assistant

D. BROWN & BROWN OF DELAWARE, INC. - NEWARK, DE
Robert Bricker, Accounting Leader/Regional Operations Analyst

E. BROWN & BROWN OF FLORIDA, INC. (ORLANDO) - MAITLAND, FL
Tania Santiago, Technical Assistant

"The price of honesty is eternal vigilance."

Bradley Currey, Jr.,
Director of Brown & Brown

Our operational support teams are vitally important to the success of our decentralized business model. These are the people who enable our producers and service teammates to stay focused on our customers and prospects. These teams include our "directors of first impressions", accountants, compensation and benefits specialists, information technology (IT) teams and mailroom workers.

Each of our offices has its own Accounting Leader, who serves as the "right hand" to the Profit Center Leader, and oversees the non-client-related activities critical to the day-to-day operation of each of our offices. Their support gives those who lead our profit centers the freedom to focus on the most important responsibility – taking care of our clients and growing our business. In addition to managing the profit centers accounting departments, many also oversee the day-to-day operations, including payroll, IT, mailroom – everything. They have to be business people who thrive in a decentralized, entrepreneurial environment. Our accounting leaders are responsible for effectively managing the "other operating expenses" of their offices, which can amount to as much as 14-18% of revenues, and as such, must successfully negotiate significant contracts for office leases, telephone systems and office supplies.

They reconcile our cash accounts, accounts receivable, insurance company payables, and producer payables on a timely basis. Additionally, their secondary job is to "push accounting information" and reports to departmental leaders, producers and profit center leaders so that these individuals can manage more effectively. Because Brown & Brown is goal-oriented, we have many key financial metrics that we track and report to our workforce on a regular basis. These financial metrics are used to compare operations within each of our individual offices, which helps drive our competitiveness and efficiencies.

To recognize the importance of the people we trust to greet and answer calls from our customers, we don't use the title "receptionist." They are our "Directors of First Impressions" – often the first point of contact with Brown & Brown – and they strive to render personal, professional and efficient assistance in connecting each caller and visitor with the right person in our offices.

Our IT team secures our electronic data and equipment and makes sure our technology is available to our teammates at all hours of the day. In an age when computer security is of utmost importance, the constant vigilance of our IT personnel is critical to a smooth operation.

We also have a sizable team of financial and insurance operations auditors. These "road warriors" are challenged to visit each of our offices at least once every 18 months to confirm that important internal audit and quality control procedures are followed. They also help our offices develop more efficient and time-saving "best practices" procedures.

In the early days of Brown & Brown, our sales force acted largely as its own support team. Years ago, we recognized that we need team members to support the people who work directly with our clients and prospects so that more time can be spent away from the office out in the field.

That critical move positioned us to grow into one of the largest insurance brokerages in the country, surpassing one billion dollars in annual revenues in 2011. With the support of these hardworking men and women, we can assert with confidence, **we never stop.**

THE RETAIL DIVISION

Total revenues for 2011 increased 5.6% to $607.2 million.

KEY ACQUISITIONS DURING 2011 INCLUDED:

- Associated Insurance Services, Inc.
  Louisville, KY
- Balcos Insurance , Inc.
  Seattle, WA
- Comcover Insurance Group, Inc.
  Dania, FL
- Compass Consulting Group, LLC
  Seattle, WA
- Corporate Benefit Consultants, LLC
  Rocky Hill, CT
- First Horizon Insurance, Inc.
  Nashville, TN
- Fitzharris Agency, Inc.
  Farmingdale, NY
- Nies Insurance Agency, Inc.
  Vancouver, WA
- Public Employee Benefits Solutions, LLC
  Saginaw, MI
- Robert Ellis & Associates, Inc.
  Mandenville, LA
- Snapper Shuler Kenner Insurance, LLC
  Lynden, WA
- Sitzmann Morris & Lavis Insurance Agency, Inc.
  Oakland, CA
- Thompson Spears & Associates, Ltd.
  Bellevue, WA
- United Benefit Services Insurance Agency, LLC
  Newton, MA

The Retail Division is the foundation of Brown & Brown, operating through 105 profit centers in 30 states and employing more than 1,000 licensed insurance agents backed by experienced and knowledgeable customer service personnel. This Division offers a broad range of insurance products and services to commercial, public entity, professional, association and individual customers. We are middle-market insurance intermediaries placing clients' insurance coverages with premiums ranging from several thousand dollars to several million dollars.

The principal categories of insurance sold include property insurance relating to physical damage to property and resultant interruption of business or extra expense caused by fire, windstorm or other perils; casualty insurance relating to legal liabilities, workers' compensation, and commercial and private passenger automobile coverages; and fidelity and surety bonds. Additionally, we sell and service group and individual life, accident, disability, health, hospitalization, medical and dental insurance.

For the Retail Division, 2011 was a very positive year because the U.S. middle-market economy showed signs of slight improvement. It is a welcome relief to see reductions in our clients' exposure units, such as sales, payrolls, property and inventory values, slowing, and in many cases, actually reversing course. We are proud of our entire Retail Division team for displaying the fortitude required to help our clients navigate through this difficult period. As our clients' businesses begin to grow and become more profitable in an improving economy, our Retail Division, the division most negatively impacted by the economic downturn, may be the biggest beneficiary. **We never stop** looking out for our clients.

In addition to helping our clients, our Retail team found ways to become more efficient over the last few years by leveraging technology and opportunistically saving on certain expenses, such as rent and telephone costs. As a result, the Retail Division's 2011 core operating profit margins improved to nearly the pre-economic-downturn levels of 2007. We believe the increased efficiencies built into our operations by our Retail Division's team should allow for gradual and consistent improvement in our core operating profit margins in the coming years in conjunction with an improving economy.

Over the last three years, we have attracted incrementally more retail agencies to our team. In 2011, 19 agency operations with approximately $73.9 million in aggregate annualized revenues joined us, as compared to 2010 and 2009 in which we acquired retail operations with aggregate annual revenues of approximately $42.0 million and $21.7 million, respectively. We look forward to welcoming many more high-quality retail agent entrepreneurs to our team in 2012. **We never stop** looking for new business partners.

DIVISION TOTAL REVENUES
dollars in millions

2007	2008	2009	2010	2011
562.4	590.2	583.4	575.1	607.2

DIVISION OPERATING PROFIT MARGIN (1)
as a percentage

2007	2008	2009	2010	2011
35.9	33.2	31.4	32.0	31.9

DIVISION INCOME BEFORE INCOME TAXES
dollars in millions

2007	2008	2009	2010	2011
159.3	138.6	121.8	128.0	137.8

CONTRIBUTION TO TOTAL REVENUES
59.9%



CORE COMMISSIONS & FEES

PERSONAL LINES
12.7%

EMPLOYEE BENEFITS
32.5%

COMMERCIAL P&C
54.8%



CONTRIBUTION TO INCOME BEFORE INCOME TAXES
50.9%



OUR RETAIL DIVISION OFFICE LOCATIONS


WA
OR
CA
NV
AZ
NM
CO
TX
OK
AR
LA
MN
WI
MI
IL
IN
OH
KY
TN
GA
SC
FL
VA
PA
NY
NH
MA
CT
NJ
DE

Arizona, Arkansas, California, Colorado, Connecticut, Delaware, Florida, Georgia, Illinois, Indiana, Kentucky, Louisiana, Massachusetts, Michigan, Minnesota, Nevada, New Hampshire, New Jersey, New Mexico, New York, Ohio, Oklahoma, Oregon, Pennsylvania, South Carolina, Tennessee, Texas, Virginia, Washington, Wisconsin

(1) Income before income taxes, interest, amortization and change in estimated acquisition earn-out payables; divided by total revenue.

THE NATIONAL PROGRAMS DIVISION

OPERATIONAL BRAND NAMES:

Professional Programs:

- CalSurance®
- CITA Insurance Services℠
- CPA Protector Plan®
- Lawyer's Protector Plan® (LPP®)
- Optical Services Protector Plan® (OSPP®)
- Optometric Protector Plan® (OPP®)
- Professional Protector Plan® for Dentists (PPP®)
- Railroad Protector Plan® (RRPP®)
- TitlePac®
- Towing Operators Protector Plan® (TOPP®)
- Wedding Protector Plan®

Special Programs:

- Acumen Re Management Corporation
- AFC Insurance
- American Specialty Insurance & Risk Services
- Fabricare – Irving Weber Associates
- Florida Intracoastal Underwriters (FIU)
- Industry Consulting Group (ICG)
- Parcel Insurance Plan® (PIP®)
- Proctor Financial
- Public Entity Operations:
  Canfield & Associates
  Downey Insurance
  Ideal Insurance Agency
  Public Risk Underwriters®

New for 2012 – Arrowhead

- Architects & Engineers
- Commercial Auto/GL
- Commercial Earthquake/DIC
- Marine
- Personal Auto/Motorcycle
- Personal Property
- Real Estate Agents & Brokers
- Residential Earthquake
- Workers' Compensation

Total revenues for 2011 were $181.3 million.

Our National Programs Division can be viewed as two broad groups: Professional Programs and Special Programs. This Division manages or administers more than 50 different programs that provide a broad spectrum of insurance products and services. In most cases, the insurance carriers that underwrite the programs have delegated underwriting and, in many instances, claims handling authority to our programs operations. These programs are generally distributed through nationwide networks of independent agents and offer targeted products and services designed for specific industries, trade groups, professions, public entities and market niches.

Professional Programs provides professional liability and related package insurance products tailored to the needs of a particular professional group; negotiates policy forms and coverages with an insurance company; and, in certain cases, secures the formal or informal endorsement of the product from a professional association or sponsoring company. Professional groups that Professional Programs services include dentists, lawyers, accountants, optometrists, opticians, insurance agents, financial advisors, registered representatives, securities broker-dealers, benefit administrators, real estate brokers, real estate title agents and escrow agents.

Special Programs markets targeted products and services to specific industries, trade groups, public and quasi-public entities and market niches. Most of our special programs are marketed and sold through independent agents; though some are marketed and sold directly to customers.

Our Public Entity operations are part of Special Programs, and provide a variety of insurance programs designed specifically for cities, municipalities, school boards and quasi-governmental agencies.

Brown & Brown has been in the Program business since the 1970s. At the start of 2000, the National Program Division's total revenues were approximately $32.6 million, or 13.7% of our consolidated revenues, whereas as of December 31, 2011, the Division's total revenues are $181.3 million or 17.9% of our consolidated revenues. We steadily grew the Programs Division since 2000, both organically, and through acquisitions, and attracted at least one program operator to join us in eight of the last twelve years. We acquired Cal-Surance® in 2002, our Washington State public entity pool manager in 2003, Proctor Financial in 2004, and American Specialty in 2005. Today, we are one of the largest program operators in the United States, and with our January 2012 acquisition of Arrowhead General Insurance Agency, with its 2011 revenues of $107.5 million, we have fortified our position.

Other outstanding programs within Special Programs provide insurance coverages and insurance solutions for coastal and inland high-value condominiums and apartments; dry cleaners, linen supply and uniform rental companies; commercial and private shippers for small packages and parcels; and clients in professional sports, motor sports, amateur sports and the entertainment industry. **We never stop.**

OUR NATIONAL PROGRAMS DIVISION OFFICE LOCATIONS



WA
OR
CA
CO
KS
MO
IL
IN
MI
NY
PA
NJ
VA
OK
TX
GA
FL

California	Georgia	Kansas	New Jersey	Oregon	Virginia
Colorado	Illinois	Michigan	New York	Pennsylvania	Washington
Florida	Indiana	Missouri	Oklahoma	Texas	

CONTRIBUTION TO TOTAL REVENUES

17.9%



CONTRIBUTION TO INCOME BEFORE INCOME TAXES

25.0%



DIVISION TOTAL REVENUES
dollars in millions

2007	2008	2009	2010	**2011**
157.5	178.3	190.6	189.2	**181.3**

DIVISION OPERATING PROFIT MARGIN [(1)]
as a percentage

2007	2008	2009	2010	**2011**
42.0	44.8	44.6	46.2	**42.8**

DIVISION INCOME BEFORE INCOME TAXES
dollars in millions

2007	2008	2009	2010	**2011**
47.1	63.3	70.4	74.9	**67.6**

(1) Income before income taxes, interest, amortization and change in estimated acquisition earn-out payables; divided by total revenue.

THE **WHOLESALE BROKERAGE DIVISION**

Total revenues for 2011 were $157.3 million.

Our Wholesale Brokerage Division markets excess and surplus commercial and personal insurance products to retail insurance agencies, and reinsurance products and services to insurance companies throughout the United States. Our Wholesale Brokerage Division offices represent various U.S. and U.K. surplus lines insurance companies, and certain of our offices are also Lloyd's of London correspondents. The Wholesale Brokerage Division also represents admitted insurance companies for smaller agencies that do not have access to certain insurance company representation. Excess and surplus lines insurance products include a wide variety of insurance coverages, including personal lines homeowners, jewelry, yachts, commercial property and casualty, commercial automobile, garage, restaurant, builders' risk and inland marine lines. Difficult-to-insure general liability and products liability coverages are a specialty, as is excess workers' compensation coverage. Wholesale brokers solicit business through mailings and through direct contact with retail agency representatives.

OPERATIONAL BRAND NAMES:

- APEX®
- Axiom Re
- Big Sky Underwriters
- Braishfield Associates
- Combined Group Insurance Services
- Decus Insurance Brokers Limited
- Delaware Valley Underwriters (DVUA)
- ECC Insurance Brokers
- Evergreen Re
- Evergreen Rx
- Graham-Rogers
- Halcyon Underwriters
- Hull & Company
- MacDuff E&S Insurance Brokers
- MacDuff Underwriters
- National Risk Solutions
- Peachtree Special Risk Brokers
- Sigma Underwriting Managers®

Additional specialized wholesale coverages available through this Division include professional and general liability for the healthcare industry; programs for the construction industry, oilfield and marine contractors, and long-haul truckers; restaurant and liquor liability; coverages for the amateur and professional sports industries and the entertainment field in general; directors' and officers' liability for condominium and residential associations and other entities; and employment practices liability products for commercial operations and social services providers.

Brown & Brown has been in the wholesale brokerage business since the 1980s. At the beginning of 2000, the Wholesale Brokerage Division's total revenues were approximately $6.4 million, or 2.7% of our consolidated revenues. At that point, we made a major commitment to the wholesale brokerage segment with the formation of Peachtree Special Risk Brokers, and began the process of growing this Division to $157.3 million, or 15.5% of our consolidated revenues, in 2011.

In March 2005, we acquired Hull & Co., with retained revenues of approximately $68.0 million, making the Company a leader in the wholesale binding authority business. In January 2006, we expanded into the facultative and treaty reinsurance business with the acquisition of Axiom Re. In October 2006, we acquired Delaware Valley Underwriters (DVUA) and Apex Insurance Agency. DVUA is a leader in the binding authority business in the northeastern United States, and Apex is a dedicated public entity pool and individual risk broker. In 2007, we established a diversified wholesale brokerage platform in the southwestern United States with the acquisition of Combined Group Insurance Services, and expanded the Hull & Company brand in California.

In March 2008, we made our first move onto international soil with the formation of Decus Insurance Brokers Limited. With an office adjacent to the Lloyd's of London building, Decus quickly established itself as one of the most innovative, well-respected firms in the London insurance market. The Decus platform provides wholesale insurance agents access to the Lloyd's of London market as well as to Bermudan and European insurers. Despite a difficult insurance marketplace and unprecedented global economic issues, our Wholesale Brokerage Division delivered a 1.3% positive internal organic growth rate in 2011. Having grown annual revenues from $6.4 million to in excess of $157.3 million over the last 11 years, the entire Wholesale Brokerage team has much to be proud of, including its significant contribution toward reaching our intermediate goal of one billion in revenues. On to $2B! **We never stop.**

CONTRIBUTION TO TOTAL REVENUES

15.5%



CONTRIBUTION TO INCOME BEFORE INCOME TAXES

10.9%



OUR WHOLESALE BROKERAGE DIVISION OFFICE LOCATIONS


WA
MT
MN
OR
MA
PA
CT
IL
NJ
CO
WV
VA
CA
TN
NC
OK
AZ
GA
TX
LA
HI
FL
England

Arizona	Florida	Louisiana	New Jersey	Pennsylvania	Washington
California	Georgia	Massachusetts	North Carolina	Tennessee	West Virginia
Colorado	Hawaii	Minnesota	Oklahoma	Texas	
Connecticut	Illinois	Montana	Oregon	Virginia	London, England

DIVISION TOTAL REVENUES
dollars in millions

2007	2008	2009	2010	2011
178.9	170.6	158.3	158.7	**157.3**

DIVISION OPERATING PROFIT MARGIN (1)
as a percentage

2007	2008	2009	2010	2011
31.5	26.9	26.2	29.0	**30.1**

DIVISION INCOME BEFORE INCOME TAXES
dollars in millions

2007	2008	2009	2010	2011
28.0	17.6	17.0	25.2	**29.4**

(1) Income before income taxes, interest, amortization and change in estimated acquisition earn-out payables; divided by total revenue.

THE SERVICES DIVISION

Total revenues were $66.0 million in 2011, a 42.0% increase over 2010.

We had much to celebrate as we completed 2011. Over the years we have broadened our product base, searching for "best in breed" in each expansion of products we service and we have grown from a single third-party administrator to a broad-based division with multiple disciplines.

The Services Division is comprised of USIS, Inc.; Preferred Governmental Claims Solutions, Inc. (PGCS); AmeriSys, a division of USIS, Inc.; Allocation Services, Inc. doing business as NuQuest/Bridge Pointe and Medical Settlement Protocols; The Advocator Group; and Colonial Claims Corporation. These operations provide clients with third-party claims administration and comprehensive medical utilization management services in both the workers' compensation and all-lines liability arenas, as well as Medicare set-aside services and Social Security disability and Medicare advocacy services. Unlike our other three divisions, the Services Division's revenues are primarily derived from fees.

OPERATIONAL BRAND NAMES:

- AmeriSys®
- Colonial Claims Corporation
- Medical Settlement Protocols®
- NuQuest/Bridge Pointe®
- Preferred Governmental Claims Solutions® (PGCS®)
- The Advocator Group℠
- USIS®

New for 2012 – Arrowhead

- American Claims Management (ACM)

Colonial Claims Corporation joined us in December 2011. Colonial Claims provides insurance claims adjusting and related services, primarily related to flood claims, throughout the United States. Colonial Claims is the largest adjuster for the National Flood Insurance Program.

The Advocator Group accounted for 39.9% of the 2011 Divisional revenues and 45.9% of the 2011 Divisional operating profits. The Advocator Group provides nationwide representation for Social Security Disability claimants, as well as health plan selection and enrollment assistance for Medicare beneficiaries, working closely with employer-sponsored group life, disability and health plan participants to guarantee that disabled employees receive the education, advocacy and benefit coordination assistance necessary to achieve our core mission of obtaining the fastest possible benefit approvals for our clients. In addition, The Advocator Group also provides second injury fund recovery services to the workers' compensation insurance market.

USIS and PGCS, which accounted for 36.5% of the 2011 Divisional revenues and 22.7% of the 2011 Divisional operating profits, provide comprehensive risk management and third-party administration services for insurance entities and self-funded or fully-insured workers' compensation and liability plans.

NuQuest/Bridge Pointe and Medical Settlement Protocols, which accounted for 23.4% of the 2011 Divisional revenues and 31.1% of the 2011 Divisional operating profits, provide a full suite of Medicare Secondary Payer compliance-related services, including Medicare set-aside services, medical cost projection services, Medicare conditional payment resolution and professional administration of settlement funds, to more than 300 insurance carriers, third-party administrators, self-insured employers and claimants nationwide. These entities assist with enforcement of the Medicare Secondary Payer Statute (MSP), which is intended to ensure that Medicare does not make primary payment to health care providers when another responsible payer exists. Medicare's enforcement rights under the MSP continue to be strengthened, most recently by a new federal law addressing issues of benefit coordination and conditional payment reimbursement. This new law has resulted in increased opportunities with workers' compensation, liability insurance (including self-insurance) and no-fault claims.

AmeriSys provides certified and non-certified medical management and managed care programs for workers' compensation insurance plans. Services include case management; utilization review and management; client access to custom developed medical provider networks (PPOs); and Return-to-Work programs and initiatives. As medical costs consume an ever-larger portion of the workers' compensation claim dollar, AmeriSys provides its customers with the systems and programs necessary to contain those costs, while maintaining patient satisfaction and promoting prompt returns to work. **We never stop.**

DIVISION TOTAL REVENUES
dollars in millions

2007	2008	2009	2010	**2011**
35.4	32.1	32.7	46.4	**66.0**

DIVISION OPERATING PROFIT MARGIN [1]
as a percentage

2007	2008	2009	2010	**2011**
27.8	26.0	24.8	25.5	**28.9**

DIVISION INCOME BEFORE INCOME TAXES
dollars in millions

2007	2008	2009	2010	**2011**
8.7	7.2	7.0	7.7	**7.7**

OUR SERVICES DIVISION OFFICE LOCATIONS


CA
CO
KY
GA
FL
MA

California
Colorado
Florida
Georgia
Kentucky
Massachusetts

CONTRIBUTION TO TOTAL REVENUES
6.5%



CONTRIBUTION TO INCOME BEFORE INCOME TAXES
2.9%



(1) Income before income taxes, interest, amortization and change in estimated acquisition earn-out payables; divided by total revenue.

LEADERSHIP OVERVIEW



C. ROY BRIDGES
CIC
Regional President
Retail Division



LINDA S. DOWNS
CPCU, AIA
Regional President
Retail Division and Wholesale Brokerage Division



CHARLES H. LYDECKER
CPCU, CIC, AIM
Regional President
Retail Division



J. SCOTT PENNY
CIC
Regional President & Chief Acquisitions Officer
Retail Division



ANTHONY T. STRIANESE
Regional President
Wholesale Brokerage Division



SAM R. BOONE, JR.
Regional Executive Vice President
Services Division and National Programs Division



KENNETH R. MASTERS
Regional Executive Vice President
National Programs Division



CHRIS L. WALKER
Regional Executive Vice President
National Programs Division and Services Division



NICHOLAS J. DERESZYNSKI
CEBS, CIC
Regional Vice President
Retail Division



ANTHONY M. GRIPPA
Regional Vice President
Retail Division



TOMMY K. HUVAL
CIC
Regional Vice President
Retail Division



RICHARD A. KNUDSON
CIC
Regional Vice President
Retail Division

DIRECTORS AND EXECUTIVE OFFICERS

DIRECTORS

A. WENDELL S. REILLY
Managing Partner, Grapevine Partners, LLC
Acquisition Committee, Chairman; Nominating/Corporate Governance Committee

B. SAMUEL P. BELL, III, ESQ.
Partner of the law firm of Pennington, Moore, Wilkinson, Bell & Dunbar, P.A.
Acquisition Committee; Compensation Committee, Chairman

C. BRADLEY CURREY, JR.
Former Chairman & Chief Executive Officer, Rock-Tenn Company
Acquisition Committee; Audit Committee; Nominating/Corporate Governance Committee

D. TONI JENNINGS
Former Lieutenant Governor, State of Florida, Chairman, Jack Jennings & Sons
Audit Committee; Compensation Committee

E. HUGH M. BROWN
Founder and former President & Chief Executive Officer, BAMSI, Inc.
Audit Committee; Nominating/Corporate Governance Committee

F. J. POWELL BROWN, CPCU
President & Chief Executive Officer, Brown & Brown, Inc.

G. J. HYATT BROWN, CPCU, CLU
Chairman, Brown & Brown, Inc.
Serving as acting President and Chief Executive Officer for a portion of 2012

H. CHILTON D. VARNER, ESQ
Partner of the law firm of King & Spalding, LLP
Compensation Committee; Nominating/Corporate Governance Committee, Chairman; Lead Director

I. TIMOTHY R. M. MAIN
Managing Director
Evercore Group LLC
Acquisition Committee

J. JOHN R. RIEDMAN
Chairman, Riedman Corporation

K. THEODORE J. HOEPNER
Former Vice Chairman, SunTrust Bank Holding Company
Acquisition Committee; Audit Committee, Chairman; Compensation Committee

EXECUTIVE OFFICERS

J. POWELL BROWN, CPCU
President & Chief Executive Officer

C. ROY BRIDGES, CIC
Regional President

LINDA S. DOWNS, CPCU, AIA
Regional President

CHARLES H. LYDECKER, CPCU, CIC, AIM
Regional President

J. SCOTT PENNY, CIC
Regional President and Chief Acquisitions Officer

ANTHONY T. STRIANESE
Regional President

SAM R. BOONE, JR.
Regional Executive Vice President

KENNETH R. MASTERS
Regional Executive Vice President

CHRIS L. WALKER
Regional Executive Vice President

CORY T. WALKER, CPCU, CIC, ARM, CRM
Senior Vice President, Treasurer & Chief Financial Officer

ROBERT W. LLOYD, ESQ., CIC
Vice President & General Counsel

LAUREL L. GRAMMIG, ESQ., CIC
Vice President, Secretary & Chief Corporate Counsel

RICHARD FREEBOURN, SR., CPCU, CIC
Vice President, Internal Operations

BOARD OF DIRECTORS



A B C D E F G H I J K

Ann van Dyk Cheetah Centre

PRESERVING **THE MAJESTIC CHEETAH** and other rare and **endangered animals.**



Located in Pretoria, South Africa, the Ann van Dyk Cheetah Centre was established in 1971 with the aim of breeding endangered species. Over the years, over 750 cheetah cubs have been born at the Centre—a dramatic contrast to the days when the entire cheetah population in South Africa was estimated at a mere 700.

While the cheetah project was the base from which the Centre launched its conservation efforts, it soon widened to include other rare and endangered animals such as the wild dog, brown hyena, serval, suni antelope, blue and red duiker, bontebok, riverine rabbit and vultures—including the very rare Egyptian vulture. Many of these have been successfully bred for later reintroduction into the wild, thus helping to repopulate areas where such species have disappeared or are no longer abundant.

To achieve its mission, the Ann van Dyk Cheetah Centre has an extensive community outreach and education program and a strategic breeding plan. The Trust conducts research on wildlife disease and nutrition, and in South Africa, it has implemented a national plan for the conservation of free-roaming cheetah. Brown & Brown is proud to be a benefactor of the Ann van Dyk Cheetah Centre.

To make a donation or learn more, please contact the Ann van Dyk Cheetah Centre at cheetah@dewildt.co.za. Or mail a tax-deductible donation to the Foundation in the U.S. to:

Carson Springs Wildlife Foundation
8528 East County Road 225
Gainesville, Florida 32609

INDEX TO **FINANCIALS**

General

The following discussion should be read in conjunction with our Consolidated Financial Statements and the related Notes to those Consolidated Financial Statements included elsewhere in this Annual Report.

We are a diversified insurance agency, wholesale brokerage, insurance programs and services organization headquartered in Daytona Beach and Tampa, Florida. As an insurance intermediary, our principal sources of revenues are commissions paid by insurance companies and, to a lesser extent, fees paid directly by customers. Commission revenues generally represent a percentage of the premium paid by an insured and are materially affected by fluctuations in both premium rate levels charged by insurance companies and the insureds' underlying "insurable exposure units," which are units that insurance companies use to measure or express insurance exposed to risk (such as property values, sales and payroll levels) to determine what premium to charge the insured. Insurance companies establish these premium rates based upon many factors, including reinsurance rates paid by such insurance companies, none of which we control.

The volume of business from new and existing customers, fluctuations in insurable exposure units and changes in general economic and competitive conditions all affect our revenues. For example, level rates of inflation or a continuing general decline in economic activity could limit increases in the values of insurable exposure units. Conversely, the increasing costs of litigation settlements and awards have caused some customers to seek higher levels of insurance coverage. Historically, our revenues have typically grown as a result of an intense focus on net new business growth and acquisitions.

We foster a strong, decentralized sales culture with a goal of consistent, sustained growth over the long term. As of January 2012, our senior leadership group included eight executive officers with regional responsibility for oversight of designated operations within the Company and four regional vice presidents in our Retail Division that report directly to one of our executive officers. In February 2011, Anthony M. Grippa, Thomas Keith Huval and Richard A. Knudson, Jr. were promoted to be Regional Vice Presidents. In April 2011, Nick Dereszynski was also promoted to be a Regional Vice President. Additionally, in January, 2012, Anthony Strianese was promoted to be a Regional President, and Chris L. Walker was promoted to be a Regional Executive Vice President.

We increased revenues every year from 1993 to 2008. In 2009, our revenues dropped to $967.9 million, then increased 0.6% to $973.5 million and 4.1% to $1.014 billion in 2010 and 2011, respectively. Our revenues grew from $95.6 million in 1993 to $1.014 billion in 2011, reflecting a compound annual growth rate of 14.0%. In the same period, we increased net income from $8.0 million to $164.0 million in 2011, a compound annual growth rate of 18.3%.

The past five years have posed significant challenges for us and for our industry in the form of a prevailing decline in insurance premium rates, commonly referred to as a "soft market;" increased significant governmental involvement in the Florida insurance marketplace since 2007, resulting in a substantial loss of revenues for us; and, beginning in the second half of 2008 and throughout 2011, increased pressure on the values of insurable exposure units as the consequence of the general weakening of the economy in the United States.

From the first quarter of 2007 through the fourth quarter of 2011 we experienced negative internal revenue growth each quarter. This was due primarily to the "soft market," and, beginning in the second half of 2008 and throughout 2011, the decline in insurable exposure units, which further reduced our commissions and fees revenue. Part of the decline in 2007 was the result of the increased governmental involvement in the Florida insurance marketplace, as described below in "The Florida Insurance Overview." One industry segment that was hit especially hard during these years was the home-building industry in southern California and, to a lesser extent in Nevada, Arizona and Florida. We had a wholesale brokerage operation that focused on placing property and casualty insurance products for that home-building segment. The revenues from this operation were significantly adversely impacted during 2007 through 2009 by these national economic trends, and by 2010 these revenues were insignificant.

While insurance premium rates continued to decline for most lines of coverage during 2011, the rate of decline slowed, and in some cases increased for certain lines of coverages such as coastal property. For the first time in the last five years, we are observing some upward pressure on general insurance premium rates. For 2012, we believe that there may be a modest and gradual increase in many insurance premium rates.



In 2010 and 2011, continued declining exposure units had a greater negative impact on our commissions and fees revenues than declining insurance premium rates. Although we do not anticipate any significant increases in exposure units during 2012, we believe that the 2012 decline will be less than recent years and this lack of decline may enable us to begin to experience positive internal growth of our commissions and fees revenue at some point in 2012. Even though our negative internal growth of our commissions and fees revenue improved over each sequential quarter for the third and fourth quarters of 2011, we do not believe that that trend will necessarily continue in the first half of 2012 due to persisting inconsistencies in the insurance premium rate environment.

We also earn "profit-sharing contingent commissions," which are profit-sharing commissions based primarily on underwriting results, but may also reflect considerations for volume, growth and/or retention. These commissions are primarily received in the first and second quarters of each year, based on the aforementioned considerations for the prior year(s). Over the last three years, profit-sharing contingent commissions have averaged approximately 5.0% of the previous year's total commissions and fees revenue. Profit-sharing contingent commissions are typically included in our total commissions and fees in the Consolidated Statements of Income in the year received. The term "core commissions and fees" excludes profit-sharing contingent commissions and therefore represents the revenues earned directly from specific insurance policies sold, and specific fee-based services rendered. In contrast, the term "core organic commissions and fees" is our core commissions and fees less (i) the core commissions and fees earned for the first twelve months by a newly acquired operations and (ii) divested business (core commissions and fees generated from offices, books of business or niches sold or terminated during the comparable period). Core organic commissions and fees attempts to express the current year's core commissions and fees on a comparable basis with the prior year's core commissions and fees. The resulting net change reflects the aggregate changes from (i) net new and lost accounts, (ii) net changes in our clients' exposure units, and (iii) net changes in insurance premium rates. The net changes in each of these three components can be determined for each of our customers. However, because our agency management accounting systems do not aggregate such data, it is not reportable. Core organic commissions and fees can reflect either "positive" growth with a net increase in revenues, or "negative" with a net decrease in revenues.

In recent years, five national insurance companies have replaced the loss-ratio based profit-sharing contingent commission calculation with a guaranteed fixed-base methodology, referred to as "Guaranteed Supplemental Commissions" ("GSCs"). Since these GSCs are not subject to the uncertainty of loss ratios, they are accrued throughout the year based on actual premiums written. As of December 31, 2011, we accrued and earned $12.1 million from GSCs during 2011, most of which will be collected in the first quarter of 2012. For the twelve-month periods ended December 31, 2010 and 2009, we earned $13.4 million and $15.9 million, respectively, from GSCs.

Fee revenues relate to fees negotiated in lieu of commissions, which are recognized as services are rendered. Fee revenues are generated primarily by: (1) our Services Division, which provides insurance-related services, including third-party claims administration and comprehensive medical utilization management services in both the workers' compensation and all-lines liability arenas, as well as Medicare set-aside services, and Social Security disability and Medicare benefits advocacy services, and (2) our National Programs and Wholesale Brokerage Divisions, which earn fees primarily for the issuance of insurance policies on behalf of insurance companies. These services are provided over a period of time, typically one year. Fee revenues, as a percentage of our total commissions and fees, represented 16.4% in 2011, 14.6% in 2010 and 13.3% in 2009.

Historically, investment income has consisted primarily of interest earnings on premiums and advance premiums collected and held in a fiduciary capacity before being remitted to insurance companies. Our policy is to invest available funds in high-quality, short-term fixed income investment securities. As a result of the bank liquidity and solvency issues in the United States in the last quarter of 2008, we moved substantial amounts of our cash into non-interest bearing checking accounts so that they would be fully insured by the Federal Depository Insurance Corporation ("FDIC") or into money-market investment funds (a portion of which is FDIC insured) of SunTrust and Wells Fargo, two large national banks. Investment income also includes gains and losses realized from the sale of investments.

FLORIDA INSURANCE OVERVIEW

Many states have established "Residual Markets," which are governmental or quasi-governmental insurance facilities that provide coverage to individuals and/or businesses that cannot buy insurance in the private marketplace, i.e., "insurers of last resort." These facilities can be designed to cover any type of risk or exposure; however, the exposures most commonly subject to such facilities are automobile or high-risk property exposures. Residual Markets can also be referred to as FAIR Plans, Windstorm Pools, Joint Underwriting Associations, or may even be given names styled after the private sector like "Citizens Property Insurance Corporation" in Florida.

In August 2002, the Florida Legislature created "Citizens Property Insurance Corporation" ("Citizens"), to be the "insurer of last resort" in Florida. Initially, Citizens charged insurance rates that were higher than those generally prevailing in the private insurance marketplace. In each of 2004 and 2005, four major hurricanes made landfall in Florida. As a result of the ensuing significant insurance property losses, Florida property insurance rates increased in 2006. To counter the higher property insurance rates, the State of Florida instructed Citizens to significantly reduce its property insurance rates beginning in January 2007. By state law, Citizens guaranteed these rates through January 1, 2010. As a result, Citizens became one of the most, if not the most, competitive risk-bearers for a large percentage of Florida's commercial habitational coastal property exposures, such as condominiums, apartments, and certain assisted living facilities. Additionally, Citizens became the only insurance market for certain homeowner policies throughout Florida. Today, Citizens is one of the largest underwriters of coastal property exposures in Florida.

In 2007, Citizens became the principal direct competitor of the insurance companies that underwrite the condominium program administered by one of our indirect subsidiaries, Florida Intracoastal Underwriters, Limited Company ("FIU"), and the excess and surplus lines insurers represented by wholesale brokers such as Hull & Company, Inc., another of our subsidiaries. Consequently, these operations lost significant amounts of revenues to Citizens. From 2008 through 2011, Citizens' impact was not as dramatic as it had been in 2007; FIU's core commissions and fees decreased 16.8% during this 2008 to 2011 period. Citizens continued to be competitive against the excess and surplus lines insurers, and therefore Citizens negatively affected the revenues of our Florida-based wholesale brokerage operations, such as Hull & Company, Inc., from 2007 through 2011, although the impact has been decreasing each year.

Citizens' impact on our Florida Retail Division was less severe than on our National Programs and Wholesale Brokerage Divisions because our retail offices have the ability to place business with Citizens, although at slightly lower commission rates and with greater difficulty than is the case with other insurance companies.

Effective January 1, 2010, Citizens raised its insurance rates, on average, 10% for properties with values of less than $10 million, and more than 10% for properties with values in excess of $10 million. Citizens raised its insurance rates again in 2011 and is expected to continue to increase its insurance rates in 2012. Our commission revenues from Citizens for 2011, 2010 and 2009 were approximately $7.8 million, $8.3 million, and $8.7 million, respectively. If, as expected, Citizens continues to attempt to reduce its insured exposures, the financial impact of Citizens on our business should continue to be reduced in 2012.

CURRENT YEAR COMPANY OVERVIEW

For the fifth consecutive year, we experienced negative internal growth of our commissions and fees revenue as a direct result of the general weakness of the economy since the second half of 2008 and the continuing "soft market." Our core organic commissions and fees revenue which excludes the effect of recent acquisitions, profit-sharing contingencies and sales of books of business over the last twelve months, reflects a negative internal growth rate of (2.6)%, or $23.3 million of net lost revenues. The net lost revenues of $23.3 million is a significant improvement from the comparable net lost revenues of $42.7 million and $46.5 million in 2010 and 2009, respectively. This improvement is principally attributable to the slowing of the rates of decline in both exposure units and insurance premium rates.

Even though we continue to experience negative growth in our core organic commissions and fees, we have succeeded in acquiring insurance operations that we believe are incrementally higher quality in each of the last three years. We completed 38 acquisitions in 2011, which represents an increase over the 33 and 11 acquisitions made in 2010 and 2009, respectively. The estimated annualized revenues from the 2011 acquisitions were

$88.7 million, which is up from the $70.6 million and $26.5 million that we acquired in 2010 and 2009, respectively. In fact, total revenues in 2011 increased 4.1% over 2010 due to the revenues from new acquisitions and the increase in other income. The trend of increased acquisitions over the last three years continues into 2012 with our acquisition of Arrowhead, which is a national insurance program manager and one of the largest managing general agents ("MGA") in the property and casualty insurance industry with estimated 2011 revenues of approximately $107.5 million.

Income before income taxes in 2011 increased over 2010 by 1.7%, or $4.4 million, to $270.5 million. However, that net increase of $4.4 million includes $14.4 million of income before income taxes related to new acquisitions that were stand-alone offices, and therefore, income before income taxes from those offices that existed in same time periods of 2011 and 2010 (including the new acquisitions that "folded in" to those offices) decreased by only $9.9 million. This net decrease of $9.9 million reflects $16.8 million of reduced total revenues but offset by $6.9 million of continued cost savings and broad-based operational efficiencies. Additionally, $4.2 million of the net $9.9 million decrease in income before income taxes from those offices that existed in same periods of 2011 and 2010, was due to the increased non-cash stock-based compensation which related to new grants under our Stock Incentive Plan ("SIP") that will vest in six to ten years, subject to grantees achievement of certain performance criteria, and the achievement of consolidated EPS growth at certain levels by us, over a five-year measurement period ending December 31, 2015.

ACQUISITIONS

Approximately 37,500 independent insurance agencies are estimated to be operating currently in the United States. Part of our continuing business strategy is to attract high-quality insurance intermediaries to join our operations. From 1993 through 2011, we acquired 420 insurance intermediary operations, excluding acquired books of business (customer accounts). Acquisition activity slowed in 2009 in part because potential sellers were unhappy with reduced agency valuations that were the consequence of lower revenues and operating profits due to the continuing "soft market" and decreasing exposure units, and therefore opted to defer the sales of their insurance agencies. The economic outlook in 2011 and 2010 improved slightly over 2009 and as a result, certain sellers viewed 2011 and 2010 as a better time in which to join our organization, and consequently, we were able to close a greater number of acquisitions.

A summary of our acquisitions over the last three years is as follows (in millions, except for number of acquisitions):

	Number of Acquisitions		Estimated Annual Revenues	Net Cash Paid	Notes Issued	Liabilities Assumed	Recorded Earn-out Payable	Aggregate Purchase Price
	Asset	Stock						
2011	**37**	**1**	**$ 88.7**	**$ 167.4**	**$ 1.2**	**$ 15.7**	**$ 30.5**	**$ 214.8**
2010	33	—	$ 70.6	$ 158.6	$ 0.8	$ 2.3	$ 25.1	$ 186.8
2009	11	—	$ 26.5	$ 40.4	$ 6.9	$ 1.8	$ 7.2	$ 56.3

On January 9, 2012, we completed the acquisition of Arrowhead pursuant to a merger agreement dated December 15, 2011 (the "Merger Agreement"). Under the Merger Agreement, the total cash purchase price of $395.0 million is subject to adjustments for options to purchase shares of Arrowhead's common stock, working capital, sharing of net operating tax losses, Arrowhead's preferred stock units, transaction expenses, and closing debt. In addition, within 60 days following the third anniversary of the acquisition's closing date, we will pay to certain persons who were Arrowhead equityholders as of the closing date additional earn-out payments equal, collectively, to $5.0 million, subject to certain adjustments based on the "cumulative EBITDA" of Arrowhead and all of its subsidiaries, as calculated under the Merger Agreement, during the final year of the three-year period following the acquisition's closing date.

Arrowhead is a national insurance program manager and one of the largest managing general agents ("MGAs") in the property and casualty insurance industry.

CRITICAL ACCOUNTING POLICIES

Our Consolidated Financial Statements are prepared in accordance with GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. We continually evaluate our estimates, which are based on historical experience and on assumptions that we believe to be reasonable under the circumstances. These estimates form the basis for our judgments about the carrying values of our assets and liabilities, which values are not readily apparent from other sources. Actual results may differ from these estimates.

We believe that, of our significant accounting policies (see "Note 1—Summary of Significant Accounting Policies" of the Notes to Consolidated Financial Statements), the following critical accounting policies may involve a higher degree of judgment and complexity.

REVENUE RECOGNITION

Commission revenues are recognized as of the effective date of the insurance policy or the date on which the policy premium is billed to the customer, whichever is later. At that date, the earnings process has been completed, and we can reliably estimate the impact of policy cancellations for refunds and establish reserves accordingly. Management determines the policy cancellation reserve based upon historical cancellation experience adjusted in accordance with known circumstances. Subsequent commission adjustments are recognized upon our receipt of notification concerning matters necessitating such adjustments from insurance companies. Profit-sharing contingent commissions are recognized when determinable, which is when such commissions are received from insurance companies, or when we receive formal notification of the amount of such payments. Fee revenues are recognized as services are rendered.

BUSINESS COMBINATIONS AND PURCHASE PRICE ALLOCATIONS

We have acquired significant intangible assets through business acquisitions. These assets consist of purchased customer accounts, non-compete agreements, and the excess of purchase prices over the fair value of identifiable net assets acquired (Goodwill). The determination of estimated useful lives and the allocation of purchase price to intangible assets requires significant judgment and affects the amount of future amortization and possible impairment charges.

All of our business combinations initiated after June 30, 2001 have been accounted for using the purchase method. In connection with these acquisitions, we record the estimated value of the net tangible assets purchased and the value of the identifiable intangible assets purchased, which typically consist of purchased customer accounts and non-compete agreements. Purchased customer accounts include the physical records and files obtained from acquired businesses that contain information about insurance policies, customers and other matters essential to policy renewals. However, they primarily represent the present value of the underlying cash flows expected to be received over the estimated future renewal periods of the insurance policies comprising those purchased customer accounts. The valuation of purchased customer accounts involves significant estimates and assumptions concerning matters such as cancellation frequency, expenses and discount rates. Any change in these assumptions could affect the carrying value of purchased customer accounts. Non-compete agreements are valued based on their duration and any unique features of particular agreements. Purchased customer accounts and non-compete agreements are amortized on a straight-line basis over the related estimated lives and contract periods, which range from five to 15 years. The excess of the purchase price of an acquisition over the fair value of the identifiable tangible and intangible assets is assigned to goodwill and is not amortized.

Acquisition purchase prices are typically based on a multiple of average annual operating profit earned over a one- to three-year period within a minimum and maximum price range. The recorded purchase price for all acquisitions consummated after January 1, 2009 includes an estimation of the fair value of liabilities associated with any potential earn-out provisions. Subsequent changes in the fair value of earn-out obligations are recorded in the consolidated statement of income when incurred.

The fair value of earn-out obligations is based on the present value of the expected future payments to be made to the sellers of the acquired businesses in accordance with the provisions outlined in the respective purchase agreements. In determining fair value, the acquired business's future performance is estimated using financial projections developed by management for the acquired business and reflects market participant assumptions regarding revenue growth and/or profitability. The expected future payments are estimated on the basis of the earn-out formula and performance targets specified in each purchase agreement compared to the associated financial projections. These estimates are then discounted to present value using a risk-adjusted rate that takes into consideration the likelihood that the forecasted earn-out payments will be made.

INTANGIBLE ASSETS IMPAIRMENT

Goodwill is subject to at least an annual assessment for impairment by applying a fair-value-based test. Amortizable intangible assets are amortized over their useful lives and are subject to an impairment review based on an estimate of the undiscounted future cash flows resulting from the use of the asset. To determine if there is potential impairment of goodwill, we compare the fair value of each reporting unit with its carrying value. If the fair value of the reporting unit is less than its carrying value, an impairment loss would be recorded to the extent that the fair value of the goodwill within the reporting unit is less than its carrying value. Fair value is estimated based on multiples of earnings before interest, income taxes, depreciation and amortization ("EBITDA").

Management assesses the recoverability of our goodwill on an annual basis, and assesses the recoverability of our amortizable intangibles and other long-lived assets whenever events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. The following factors, if present, may trigger an impairment review: (i) significant underperformance relative to historical or projected future operating results; (ii) significant negative industry or economic trends; (iii) significant decline in our stock price for a sustained period; and (iv) significant decline in our market capitalization. If the recoverability of these assets is unlikely because of the existence of one or more of the above-referenced factors, an impairment analysis is performed. Management must make assumptions regarding estimated future cash flows and other factors to determine the fair value of these assets. If these estimates or related assumptions change in the future, we may be required to revise the assessment and, if appropriate, record an impairment charge. We completed our most recent evaluation of impairment for goodwill as of November 30, 2011 and determined that the fair value of goodwill and amortizable intangible assets substantially exceeds the carrying value of such assets.

NON-CASH STOCK-BASED COMPENSATION

We grant stock options and non-vested stock awards to our employees, and the related compensation expense is required to be recognized in the financial statements based upon the grant-date fair value of those awards.

LITIGATION CLAIMS

We are subject to numerous litigation claims that arise in the ordinary course of business. If it is probable that an asset has been impaired or a liability has been incurred at the date of the financial statements and the amount of the loss is estimable, an accrual for the costs to resolve these claims is recorded in accrued expenses in the accompanying Consolidated Balance Sheets. Professional fees related to these claims are included in other operating expenses in the accompanying Consolidated Statements of Income. Management, with the assistance of in-house and outside counsel, determines whether it is probable that a liability has been incurred and estimates the amount of loss based upon analysis of individual issues. New developments or changes in settlement strategy in dealing with these matters may significantly affect the required reserves and affect our net income.

NEW ACCOUNTING PRONOUNCEMENTS

See Note 1 of the Notes to Consolidated Financial Statements for a discussion of the effects of the adoption of new accounting standards.

Results of Operations For the Years Ended December 31, 2011, 2010 and 2009

The following discussion and analysis regarding results of operations and liquidity and capital resources should be considered in conjunction with the accompanying Consolidated Financial Statements and related Notes.

Financial information relating to our Consolidated Financial Results is as follows:

(in thousands, except percentages)	2011	Percent Change	2010	Percent Change	2009
REVENUES					
Core commissions and fees	$ 962,764	5.5 %	$ 912,185	(0.5) %	$ 917,226
Profit-sharing contingent commissions	43,198	(21.1)%	54,732	14.9 %	47,637
Investment income	1,267	(4.4)%	1,326	14.2 %	1,161
Other income, net	6,313	20.3 %	5,249	183.3 %	1,853
Total revenues	1,013,542	4.1 %	973,492	0.6 %	967,877
EXPENSES					
Employee compensation and benefits	508,675	4.3 %	487,820	0.6 %	484,680
Non-cash stock-based compensation	11,194	63.5 %	6,845	(7.0) %	7,358
Other operating expenses	144,079	6.1 %	135,851	(5.3) %	143,389
Amortization	54,755	6.4 %	51,442	3.2 %	49,857
Depreciation	12,392	(2.0)%	12,639	(4.5) %	13,240
Interest	14,132	(2.3)%	14,471	(0.9)%	14,599
Change in estimated acquisition earn-out payables	(2,206)	31.8 %	(1,674)	— %	—
Total expenses	743,021	5.0 %	707,394	(0.8) %	713,123
Income before income taxes	$ 270,521	1.7 %	$ 266,098	4.5 %	$ 254,754
Net internal growth rate — core commissions and fees	(2.6)%		(4.7) %		(5.1)%
Employee compensation and benefits ratio	50.2 %		50.1 %		50.1 %
Other operating expenses ratio	14.2 %		14.0 %		14.8 %
Capital expenditures	$ 13,608		$ 10,454		$ 11,310
Total assets at December 31	$ 2,607,011		$ 2,400,814		$ 2,224,226

COMMISSIONS AND FEES

Commissions and fees revenue, including profit-sharing contingent commissions, increased 4.0% in 2011 and 0.2% in 2010, but decreased 0.1% in 2009. Profit-sharing contingent commissions decreased $11.5 million to $43.2 million in 2011, with the decrease primarily due to reductions in amounts paid to offices in our National Programs and Wholesale Brokerage Divisions. Core organic commissions and fees revenue decreased 2.6% in 2011, 4.7% in 2010, and 5.1% in 2009. The 2011 decrease of 2.6% represents $23.3 million of net lost core commissions and fees revenue, of which $23.0 million was attributable to our Retail Division. The remaining $0.3 million of net lost core commissions and fees revenue related to $2.7 million reduction in our National Programs Division, which was partially offset by $1.9 million growth in our Wholesale Brokerage Division and $0.6 million growth in our Services Division. The declines in profit-sharing contingent commissions and core organic commissions and fees during 2011 were more than offset by the addition of $78.2 million of core commission and fee revenues from acquired operations.

In 2010, commissions and fees revenue, including profit-sharing contingent commissions, increased 0.2%, or $2.1 million over 2009. Profit-sharing contingent commissions increased $7.1 million to $54.7 million in 2010, with the increase primarily due to the performance of our National Programs Division. The 2010 decrease of 4.7% in core organic commissions and fees revenue represents $42.7 million of net lost core commissions and fees revenue, of which $7.6 million was attributable to retail, wholesale brokerage and services operations based in Florida, while $21.8 million related to non-Florida retail, wholesale brokerage and services operations. The remaining $13.3 million of net lost core commissions and fees revenue related to our National Programs Division, of which $10.7 million represented net lost business at Proctor Financial, Inc., our subsidiary which provides lender-placed insurance ("Proctor"). The declines in core organic commissions and fees during 2010 were nearly offset by the addition of $39.2 million of core commission and fee revenues from acquired operations.

INVESTMENT INCOME

Investment income of $1.3 million in 2011 was effectively flat as compared with 2010. Even though the average daily invested balance in 2011 was higher than 2010, the lower income yields negated any income growth. Investment income increased slightly to $1.3 million in 2010, compared with $1.2 million in 2009, mainly due to a higher average daily invested balance in 2010 than in 2009.

OTHER INCOME, NET

Other income for 2011 reflected income of $6.3 million, compared with $5.2 million in 2010 and $1.9 million in 2009. We recognized gains of $2.3 million, $1.2 million and $0.2 million from sales of books of business (customer accounts) in 2011, 2010, and 2009, respectively. Although we are not in the business of selling books of business, we periodically will sell an office or a book of business because it does not produce reasonable margins or demonstrate a potential for growth, or for other reasons related to the particular assets in question. Other income also included $1.3 million, $2.3 million and $0.3 million in 2011, 2010, and 2009, respectively, paid to us in connection with settlements of litigation against former employees for violation of restrictive covenants contained in their employment agreements with us. Additionally, we recognized non-recurring gains, settlements and sales of software services of $2.3 million, $0.9 million and $0.5 million in 2011, 2010, and 2009, respectively.

EMPLOYEE COMPENSATION AND BENEFITS

Employee compensation and benefits expense increased, on a net basis, approximately 4.3% or $20.9 million in 2011. However, that net increase included $27.8 million of new compensation costs related to new acquisitions that were stand-alone offices, and therefore, employee compensation and benefits from those offices that existed in the same time periods of 2011 and 2010 (including the new acquisitions that "folded in" to those offices) decreased by $6.9 million. The employee compensation and benefit reductions from these offices were primarily related to reductions in staff and management salaries of $6.8 million and commissions paid to producers of $2.8 million; the aggregate of which was partially off-set by an increase in bonuses of $2.7 million.

Employee compensation and benefits expense increased, on a net basis, approximately 0.6% or $3.1 million in 2010. However, that net increase included $10.6 million of new compensation costs related to new acquisitions that were stand-alone offices, and therefore, employee compensation and benefits from those offices that existed in same time periods of 2010 and 2009 (including the new acquisitions that "folded in" to those offices) decreased by $7.4 million. The employee compensation and benefit reductions from these offices were primarily related to reductions in staff and management salaries and bonuses of $12.6 million, off-set by an increase in compensation of new producers of $3.2 million for new salaried producers and $0.8 million for new commissioned producers, and an increase of $1.1 million in group health insurance costs.

Employee compensation and benefits expense as a percentage of total revenues increased slightly in 2011 to 50.2% as compared to 50.1% for both 2010 and 2009. We had 5,557 full-time equivalent employees at December 31, 2011, compared with 5,286 at December 31, 2010 and 5,206 at December 31, 2009. Of the net increase of 271 full-time equivalent employees at December 31, 2011 over the prior year-end, an increase of 443 was attributable to acquisitions, thus reflecting a net reduction of 172 employees in the offices existing at both year-ends.

NON-CASH STOCK-BASED COMPENSATION

We have an employee stock purchase plan, and grant stock options and non-vested stock awards to our employees. Compensation expense for all share-based awards is recognized in the financial statements based upon the grant-date fair value of those awards. For 2011, 2010 and 2009, the non-cash stock-based compensation expense incorporates the costs related to each of our four stock-based plans as explained in Note 11 of the Notes to the Consolidated Financial Statements.

Non-cash stock-based compensation increased 63.5% or $4.3 million in 2011 as a result of new grants under our Stock Incentive Plan ("SIP") that will vest in six to ten years, subject to the achievement of certain performance criteria by grantees, and the achievement of consolidated EPS growth at certain levels by us, over a five-year measurement period ending December 31, 2015.

Non-cash stock-based compensation decreased 7.0% or $0.5 million in 2010 as compared to 2009, as a result of head-count reductions.

OTHER OPERATING EXPENSES

As a percentage of total revenues, other operating expenses represented 14.2% in 2011, 14.0% in 2010, and 14.8% in 2009. Other operating expenses in 2011 increased $8.2 million from 2010, of which $10.0 million was related to acquisitions that joined as stand-alone offices. Therefore, other operating expenses attributable to offices that existed in the same periods in both 2011 and 2010 (including the new acquisitions that "folded in" to those offices) decreased by $1.8 million. Of the $1.8 million decrease, $2.4 million related to reductions in office rents and related expenses, and $1.9 million related to lower insurance costs. These cost savings were partially offset by a $2.6 million increase in legal costs primarily related to the enforcement of restrictive covenants contained in our employment agreements with former employees.

Other operating expenses in 2010 decreased $7.5 million from 2009, of which $2.4 million was related to acquisitions that joined as stand-alone offices. Therefore, other operating expenses from those offices that existed in the same periods in both 2010 and 2009 (including the new acquisitions that "folded in" to those offices) decreased by $9.9 million. Of the $9.9 million decrease, $3.2 million related to reduced net legal fees, $2.5 million related to reductions in office rent expense, and the remaining $4.2 million related to broad-based reductions in to travel and entertainment expenses, bad debt expenses, supplies, and postage and delivery expenses. Of the $3.2 million reduction in net legal fees, $3.8 million related to a reimbursement by an insurance carrier of previously incurred legal costs.

AMORTIZATION

Amortization expense increased $3.3 million, or 6.4%, in 2011, and $1.6 million, or 3.2%, in 2010. The increases in 2011 and 2010 were due to the amortization of additional intangible assets as a result of acquisitions completed in those years.

DEPRECIATION

Depreciation decreased 2.0% in 2011, and 4.5% in 2010. The decreases in 2011 and 2010 were due primarily to certain fixed assets reaching their fully depreciated levels in those years.

INTEREST EXPENSE

Interest expense decreased $0.3 million, or 2.3%, in 2011, and $0.1 million, or 0.9%, in 2010 primarily as a result of principal reductions during those years.

CHANGE IN ESTIMATED ACQUISITION EARN-OUT PAYABLES

Accounting Standards Codification ("ASC") Topic 805 - Business Combinations is the authoritative guidance requiring an acquirer to recognize 100% of the fair values of acquired assets, including goodwill, and assumed liabilities (with only limited exceptions) upon initially obtaining control of an acquired entity. Additionally, the fair value of contingent consideration arrangements (such as earn-out purchase arrangements) at the acquisition date must be included in the purchase price consideration. As a result, the recorded purchase prices for all acquisitions consummated after January 1, 2009 include an estimation of the fair value of liabilities associated with any potential earn-out provisions. Subsequent changes in these earn-out obligations are required to be recorded in the consolidated statement of income when incurred. Estimations of potential earn-out obligations are typically based upon future earnings of the acquired entities, usually for periods ranging from one to three years.

The net charge or credit to the Condensed Consolidated Statement of Income for the period is the combination of the net change in the estimated acquisition earn-out payables balance, and the interest expense imputed on the outstanding balance of the estimated acquisition earn-out payables.

As of December 31, 2011, the fair values of the estimated acquisition earn-out payables were re-evaluated and measured at fair value on a recurring basis using unobservable inputs (Level 3). The resulting net changes, as well as the interest expense accretion on the estimated acquisition earn-out payables, for the years ended December 31, 2011, 2010, and 2009 were as follows:

(in thousands)	2011	2010	2009
Change in fair value on estimated acquisition earn-out payables	$ (4,043)	$ (2,606)	$ —
Interest expense accretion	1,837	932	—
Net change in earnings from estimated acquisition earn-out payables	$ (2,206)	$ (1,674)	$ —

The fair values of the estimated acquisition earn-out payables were reduced in 2011 and 2010 since certain acquisitions did not perform at the level that we had estimated based on our original projections. An acquisition is considered to be performing well if its operating profit exceeds the level needed to reach the minimum purchase price. However, a reduction in the estimated acquisition earn-out payable can occur even though the acquisition is performing well, if it is not performing at the level contemplated by our original estimate.

As of December 31, 2011, the estimated acquisition earn-out payables equaled $47,715,000, of which $3,654,000 was recorded as accounts payable and $44,061,000 was recorded as other non-current liability. As of December 31, 2010, the estimated acquisition earn-out payables equaled $29,609,000, of which $7,651,000 was recorded as accounts payable and $21,958,000 was recorded as other non-current liability.

INCOME TAXES

The effective tax rate on income from operations was 39.4% in 2011, 39.2% in 2010, and 39.8% in 2009. The lower effective annual tax rate in 2011 and 2010 compared with 2009 was primarily the result of lower average effective state income tax rates. As a result of our stock acquisition of Arrowhead in January 2012 (as explained in Note 16 – Subsequent Events) and the reduced amount of tax-deductible amortization expense, we believe that after giving effect to other expected 2012 changes and holding other potential variables constant, our effective tax rate for the year ending December 31, 2012 will approximate 41.0%.

Results of Operations — Segment Information

As discussed in Note 15 of the Notes to Consolidated Financial Statements, we operate four reportable segments or divisions: the Retail, National Programs, Wholesale Brokerage, and Services Divisions. On a divisional basis, increases in amortization, depreciation and interest expenses result from completed acquisitions within a given division in a particular year. Likewise, other income in each division primarily reflects net gains on sales of customer accounts and fixed assets. As such, in evaluating the operational efficiency of a division, management emphasizes the net internal growth rate of core commissions and fees revenue, the gradual improvement of the ratio of total employee compensation and benefits to total revenues, and the gradual improvement of the ratio of other operating expenses to total revenues.

The term "core commissions and fees" excludes profit-sharing contingent commissions and therefore represents the revenues earned directly from specific insurance policies sold, and specific fee-based services rendered. In contrast, the term "core organic commissions and fees" is our core commissions and fees less (i) the core commissions and fees earned for the first twelve months by newly acquired operations and (ii) divested business (core commissions and fees generated from offices, books of business or niches sold or terminated during the comparable period). Core organic commissions and fees attempts to express the current year's core commissions and fees on a comparable basis with the prior year's core commissions and fees. The resulting net change reflects the aggregate changes attributable to (i) net new and lost accounts, (ii) net changes in our clients' exposure units, and (iii) net changes in insurance premium rates. The net changes in each of these three components can be determined for each of our customers. However, because our agency management accounting systems do not aggregate such data, it is not reportable. Core organic commissions and fees reflect either "positive" growth with a net increase in revenues, or "negative" with a net decrease in revenues.

The internal growth rates for our core organic commissions and fees for the three years ended December 31, 2011, 2010 and 2009, by Division, are as follows:

(in thousands, except percentages)	For the years ended December 31,						
2011	2011	2010	Total Net Change	Total Net Growth %	Less Acquisition Revenues	Internal Net Growth $	Internal Net Growth %
Retail[1]	**$ 589,452**	$ 554,416	$ 35,036	6.3 %	$ 58,075	$ (23,039)	(4.2)%
National Programs	**165,321**	165,704	(383)	(0.2)%	2,326	(2,709)	(1.6)%
Wholesale Brokerage	**143,116**	141,247	1,869	1.3 %	—	1,869	1.3 %
Services	**64,875**	46,486	18,389	39.6 %	17,773	616	1.3 %
Total core commissions and fees	**$ 962,764**	$ 907,853	$ 54,911	6.0 %	$ 78,174	$ (23,263)	(2.6)%

The reconciliation of the above internal growth schedule to the total Commissions and Fees included in the Consolidated Statements of Income for the years ended December 31, 2011 and 2010 is as follows:

	For the years ended December 31,	
(in thousands)	2011	2010
Total core commissions and fees	**$ 962,764**	$ 907,853
Profit-sharing contingent commissions	**43,198**	54,732
Divested business	—	4,332
Total commissions & fees	**$ 1,005,962**	$ 966,917

(in thousands, except percentages) 2010	For the years ended December 31, 2010	2009	Total Net Change	Total Net Growth %	Less Acquisition Revenues	Internal Net Growth $	Internal Net Growth %
Retail[1]	$ 559,319	$ 562,638	$ (3,319)	(0.6)%	$ 23,604	$ (26,923)	(4.8)%
National Programs	165,775	178,292	(12,517)	(7.0)%	740	(13,257)	(7.4)%
Wholesale Brokerage	140,755	142,069	(1,314)	(0.9)%	1,094	(2,408)	(1.7)%
Services	46,336	32,689	13,647	41.7 %	13,716	(69)	(0.2)%
Total core commissions and fees	$ 912,185	$ 915,688	$ (3,503)	(0.4)%	$ 39,154	$ (42,657)	(4.7)%

The reconciliation of the above internal growth schedule to the total Commissions and Fees included in the Consolidated Statements of Income for the years ended December 31, 2010 and 2009 is as follows:

(in thousands)	For the years ended December 31, 2010	2009
Total core commissions and fees	$ 912,185	$ 915,688
Profit-sharing contingent commissions	54,732	47,637
Divested business	—	1,538
Total commissions and fees	$ 966,917	$ 964,863

(in thousands, except percentages) 2009	For the years ended December 31, 2009	2008	Total Net Change	Total Net Growth %	Less Acquisition Revenues	Internal Net Growth $	Internal Net Growth %
Retail[1]	$ 564,091	$ 557,411	$ 6,680	1.2 %	$ 55,218	$ (48,538)	(8.7)%
National Programs	178,356	165,714	12,642	7.6 %	1,719	10,923	6.6 %
Wholesale Brokerage	142,090	149,895	(7,805)	(5.2)%	1,602	(9,407)	(6.3)%
Services	32,689	32,137	552	1.7 %	—	552	1.7 %
Total core commissions and fees	$ 917,226	$ 905,157	$ 12,069	1.3 %	$ 58,539	$ (46,470)	(5.1)%

The reconciliation of the above internal growth schedule to the total Commissions and Fees included in the Consolidated Statements of Income for the years ended December 31, 2009 and 2008 is as follows:

(in thousands)	For the years ended December 31, 2009	2008
Total core commissions and fees	$ 917,226	$ 905,157
Profit-sharing contingent commissions	47,637	56,419
Divested business	—	4,407
Total commissions and fees	$ 964,863	$ 965,983

(1) The Retail Division includes commissions and fees reported in the "Other" column of the Segment Information in Note 15 of the Notes to the Consolidated Financial Statements, which includes corporate and consolidation items.

RETAIL DIVISION

The Retail Division provides a broad range of insurance products and services to commercial, public and quasi-public, professional and individual insured customers. Approximately 96.1% of the Retail Division's commissions and fees revenue is commission-based. Because most of our other operating expenses do not change as premiums fluctuate, we believe that most of any fluctuation in the commissions, net of related compensation, which we receive will be reflected in our pre-tax income.

Financial information relating to Brown & Brown's Retail Division is as follows:

(in thousands, except percentages)	2011	Percent Change	2010	Percent Change	2009
REVENUES					
Core commissions and fees	$ 590,230	5.7 %	$ 558,535	(0.7) %	$ 562,619
Profit-sharing contingent commissions	14,736	(3.5)%	15,274	(23.1) %	19,853
Investment income	102	(40.0)%	170	(39.7) %	282
Other income, net	2,131	97.0 %	1,082	74.5 %	620
Total revenues	607,199	5.6 %	575,061	(1.4) %	583,374
EXPENSES					
Employee compensation and benefits	303,841	5.2 %	288,957	(0.9)%	291,675
Non-cash stock-based compensation	6,114	74.0 %	3,514	(25.1) %	4,692
Other operating expenses	98,745	6.0 %	93,184	(4.6) %	97,639
Amortization	33,373	8.6 %	30,725	2.6 %	29,943
Depreciation	5,046	(5.7)%	5,349	(11.7) %	6,060
Interest	27,688	2.4 %	27,037	(14.4) %	31,596
Change in estimated acquisition earn-out payables	(5,415)	212.8 %	(1,731)	— %	—
Total expenses	469,392	5.0 %	447,035	(3.2) %	461,605
Income before income taxes	$ 137,807	7.6 %	$ 128,026	5.1 %	$ 121,769
Net internal growth rate — core organic commissions and fees	(4.2)%		(4.8) %		(8.7) %
Employee compensation and benefits ratio	50.0 %		50.2 %		50.0 %
Other operating expenses ratio	16.3 %		16.2 %		16.7 %
Capital expenditures	$ 6,102		$ 4,852		$ 3,459
Total assets at December 31	$ 2,155,413		$ 1,914,587		$ 1,764,249

The Retail Division's total revenues in 2011 increased 5.6%, or $32.1 million, over the same period in 2010, to $607.2 million. Profit-sharing contingent commissions in 2011 decreased $0.5 million, or 3.5%, from 2010, primarily due to increased loss ratios resulting in lower profitability for insurance companies in 2010. The $31.7 million net increase in core commissions and fees revenue resulted from the following factors: (i) an increase of approximately $58.1 million related to the core commissions and fees revenue from acquisitions that had no comparable revenues in 2010, (ii) a decrease of $3.8 million related to commissions and fees revenue recorded in 2010 from business divested during 2011, (iii) a decrease of $0.4 million for business transferred to our Wholesale Brokerage Division, and (iv) net decrease of $23.0 million primarily attributable to net lost business. The Retail Division's negative growth rate for core organic commissions and fees revenue was (4.2)% for 2011, and resulted primarily from lower property insurance rates and reduced insurable exposure units in most areas of the United States. However, as of the end of 2011, there were indications that exposure units' rates of decline were slowing, and some property insurance rates were beginning to increase slightly.

Income before income taxes for 2011 increased 7.6%, or $9.8 million, over the same period in 2010, to $137.8 million. The increase was mainly due to the profitability of our new acquisitions, and general cost savings that partially offset the decline in core organic commissions and fees. Of the $9.8 million net increase in income before income taxes, $3.7 million resulted from the change in estimated acquisition earn-out payables. Partially offsetting the $23.0 million reduction in core organic commissions and fees were reductions of approximately $9.9 million in compensation expense and $6.3 million in other operating expenses, led by lower rent and insurance costs.

The Retail Division's total revenues in 2010 decreased 1.4%, or $8.3 million, from the same period in 2009, to $575.1 million. Profit-sharing contingent commissions in 2010 decreased $4.6 million, or 23.1%, from 2009, primarily due to increased loss ratios resulting in lower profitability for insurance companies in 2009. The $4.1 million net decrease in core commissions and fees revenue resulted from the following factors: (i) an increase of approximately $23.6 million related to the core commissions and fees revenue from acquisitions that had no comparable revenues in 2009, (ii) a decrease of $1.5 million related to commissions and fees revenue recorded in 2009 from business divested during 2010, and (iii) net decrease of $26.9 million primarily attributable to net lost business. The Retail Division's negative growth rate for core organic commissions and fees revenue was (4.8)% for 2010, and resulted primarily from lower property insurance rates and reduced insurable exposure units in most areas of the United States.

Income before income taxes for 2010 increased 5.1%, or $6.3 million, over the same period in 2009, to $128.0 million. Even though total revenues were down $8.3 million, total expenses were reduced by $14.6 million. Employee compensation and benefits expense was reduced by $2.7 million primarily due to lower salaries and bonuses, non-cash stock-based compensation was reduced by $1.2 million as a result of lower participation in the employee stock purchase plan and certain forfeitures of performance stock plan shares, other operating expenses were reduced by $4.5 million due to broad-based expense reductions, a lower inter-company interest allocation of $4.5 million resulting from reduced acquisition activity and a $1.7 million credit resulted from changes in the estimated acquisition earn-out payables. Additionally, interest expenses of this Division related to prior acquisitions decreased by $4.6 million, primarily due to the 1.0% annual reduction in the cost of capital interest rate charged against the total purchase price of each of the Division's prior acquisitions.

NATIONAL PROGRAMS DIVISION

The National Programs Division is comprised of two units: Professional Programs, which provides professional liability and related package products for certain professionals delivered through nationwide networks of independent agents; and Special Programs, which markets targeted products and services designated for specific industries, trade groups, public and quasi-public entities and market niches. Like the Retail Division and the Wholesale Brokerage Division, the National Programs Division's revenues are primarily commission-based.

Financial information relating to our National Programs Division is as follows:

(in thousands, except percentages)	2011	Percent Change	2010	Percent Change	2009
REVENUES					
Core commissions and fees	$ 165,321	(0.3)%	$ 165,775	(7.1)%	$ 178,356
Profit-sharing contingent commissions	15,889	(31.4)%	23,169	89.7 %	12,216
Investment income	—	(100.0)%	1	(66.7)%	3
Other income, net	67	(69.5)%	220	NMF[1]	18
Total revenues	181,277	(4.2)%	189,165	(0.7)%	190,593
EXPENSES					
Employee compensation and benefits	73,856	1.8 %	72,529	(0.8)%	73,142
Non-cash stock-based compensation	1,463	80.4 %	811	(21.2)%	1,029
Other operating expenses	25,423	0.3 %	25,359	(11.7)%	28,721
Amortization	8,630	(6.3)%	9,213	0.4 %	9,175
Depreciation	2,994	(1.8)%	3,049	11.9 %	2,725
Interest	1,794	(44.7)%	3,242	(39.6)%	5,365
Change in estimated acquisition earn-out payables	(471)	NMF[1]	21	— %	—
Total expenses	113,689	(0.5)%	114,224	(4.9)%	120,157
Income before income taxes	$ 67,588	(9.8)%	$ 74,941	6.4 %	$ 70,436
Net internal growth rate — core organic commissions and fees	(1.6)%		(7.4)%		6.6 %
Employee compensation and benefits ratio	40.7 %		38.3 %		38.4 %
Other operating expenses ratio	14.0 %		13.4 %		15.1 %
Capital expenditures	$ 2,079		$ 2,432		$ 4,318
Total assets at December 31	$ 734,423		$ 667,123		$ 627,392

(1) NMF = Not a meaningful figure

The National Programs Division's total revenues in 2011 decreased $7.9 million to $181.3 million, a 4.2% decrease from 2010. Profit-sharing contingent commissions in 2011 decreased $7.3 million from 2010, of which $2.9 million related to our condominium program at FIU, and $4.4 million related to Proctor. FIU's profit-sharing contingent commissions in 2011 was principally attributable to fact that in 2010, FIU received profit-sharing contingent commissions representing a delayed 2009 payment. Proctor's decreased profit-sharing contingent commissions were the direct result of the lower premiums generated by Proctor in 2010. Of the $0.5 million net decrease in core commissions and fees for National Programs: (i) an increase of approximately $2.3 million related to the core commissions and fees revenue from acquisitions that had no comparable revenues in the same period of 2010; (ii) a decrease of $0.1 million related to commissions and fees revenue recorded in 2010 from business divested during 2011, and (iii) net decrease of $2.7 million was primarily related to net lost business. Therefore, the National Programs Division's negative growth rate for core organic commissions and fees revenue was (1.6)% for 2011. Of the $2.7 million of net lost business, $4.4 million related to Proctor, and was primarily the result of its loss of a large customer, $1.5 million related to our Cal-Surance® operations and $1.1 million related to FIU, all of which was partially offset by $3.3 million increase related to our public entity business and a $1.0 million net aggregate increase attributable to the other programs in the Division.

Income before income taxes for 2011 decreased 9.8%, or $7.4 million, from the same period in 2010, to $67.6 million. This decrease was primarily driven by the reductions in profit-sharing contingent commissions. Employee compensation and benefits increased $1.3 million primarily due to higher salaries and producer commission expense; non-cash stock grant compensation increased $0.7 million due to the new SIP grants made in the first quarter of 2011; and other operating expenses increased slightly, by less than $0.1 million. Additionally, interest expense of this Division relating to prior acquisitions decreased by $1.4 million, primarily due to the 1.0% annual reduction in the cost of capital interest rate charged against the total purchase price of each of the Division's prior acquisitions.

The National Programs Division's total revenues in 2010 decreased $1.4 million to $189.2 million, a 0.7% decrease from 2009. Profit-sharing contingent commissions in 2010 increased $11.0 million over 2009, of which $5.8 million related to our condominium program at FIU, and $3.8 million related to Proctor. FIU's increased profit-sharing contingent commissions were principally attributable to the lack of hurricane activity in Florida during 2010 and 2009. Proctor's increased profit-sharing contingent commissions were the direct result of the substantial premium growth generated by Proctor in 2009. Of the $12.6 million net decrease in core commissions and fees for National Programs: (i) an increase of approximately $0.7 million related to the core commissions and fees revenue from acquisitions that had no comparable revenues in the same period of 2009; and (ii) net decrease of $13.3 million primarily related to net lost business. Therefore, the National Programs Division's negative growth rate for core organic commissions and fees revenue was (7.4)% for 2010. Of the $13.3 million of net lost business, $10.7 million related to Proctor, and was primarily the result of its loss of two large customers, $1.9 million related to the Lawyer's Protector Plan® and $0.9 million related to FIU.

Income before income taxes for 2010 increased 6.4%, or $4.5 million, over the same period in 2009, to $74.9 million. Even though total revenues decreased $1.4 million, total expenses were reduced by $5.9 million. Employee compensation and benefits expense was reduced $0.6 million primarily due to lower salaries and producer commission expense, other operating expenses were reduced by $3.4 million due to broad-based expense reductions, and inter-company interest allocation was reduced by $2.1 million as a result of reduced acquisition activity. Additionally, interest expense of this Division related to prior acquisitions decreased by $2.1 million, primarily due to the 1.0% annual reduction in the cost of capital interest rate charged against the total purchase price of each of the Division's prior acquisitions.

WHOLESALE BROKERAGE DIVISION

The Wholesale Brokerage Division markets and sells excess and surplus commercial and personal lines insurance and reinsurance, primarily through independent agents and brokers. Like the Retail and National Programs Divisions, the Wholesale Brokerage Division's revenues are primarily commission-based.

Financial information relating to our Wholesale Brokerage Division is as follows:

(in thousands, except percentages)	2011	Percent Change	2010	Percent Change	2009
REVENUES					
Core commissions and fees	$ 143,116	1.7 %	$ 140,755	(0.9) %	$ 142,090
Profit-sharing contingent commissions	12,573	(22.8)%	16,289	4.6 %	15,568
Investment income	34	17.2 %	29	(53.2)%	62
Other income, net	1,585	(2.5)%	1,626	161.8 %	621
Total revenues	157,308	(0.9)%	158,699	0.2 %	158,341
EXPENSES					
Employee compensation and benefits	76,678	(2.9)%	78,945	(2.0) %	80,561
Non-cash stock-based compensation	1,355	97.2 %	687	(30.3) %	985
Other operating expenses	29,442	(3.2)%	30,413	(6.0) %	32,343
Amortization	10,172	(0.3)%	10,201	(0.4) %	10,239
Depreciation	2,537	(5.9)%	2,695	(6.9) %	2,894
Interest	7,082	(34.2)%	10,770	(24.6) %	14,289
Change in estimated acquisition earn-out payables	654	(365.9)%	(246)	— %	—
Total expenses	127,920	(4.2)%	133,465	(5.6)%	141,311
Income before income taxes	$ 29,388	16.5 %	$ 25,234	48.2 %	$ 17,030
Net internal growth rate — core organic commissions and fees	1.3 %		(1.7) %		(6.3) %
Employee compensation and benefits ratio	48.7 %		49.7 %		50.9 %
Other operating expenses ratio	18.7 %		19.2 %		20.4 %
Capital expenditures	$ 2,547		$ 1,838		$ 3,201
Total assets at December 31	$ 658,040		$ 631,344		$ 618,704

The Wholesale Brokerage Division's total revenues in 2011 decreased $1.4 million from 2010, of which $3.7 million was attributable to lower profit-sharing contingent commissions, which was partially offset by a $2.4 million increase in core commissions and fees revenue. Of the $2.4 million net increase in core commissions and fees revenue: (i) a decrease of $0.5 million related to commissions and fees revenue recorded in 2010 from business divested during 2011; and (ii) net increase of $1.9 million primarily due to net new business. As such, the Wholesale Brokerage Division's core organic commissions and fees revenue for 2011 was 1.3%. The positive internal growth rate in 2011 compared with the negative growth rates in 2010 and 2009 reflects the gradual stabilization of coastal property insurance rates and the fact that excess and surplus lines insurance products continue to be competitive with the products of admitted carriers including, the Citizens Property Insurance Corporation in Florida.

Income before income taxes for 2011 increased 16.5%, or $4.2 million, over the same period in 2010, to $29.4 million. Even though total revenues decreased by $1.4 million, total expenses were reduced by $5.5 million. Employee compensation and benefits expense was reduced $2.3 million, primarily due to lower management and staff salaries and commissions paid to producers, and other operating expenses were reduced by $1.0 million, primarily in the areas of office rents, postage, and insurance costs. Additionally, interest expenses of the Wholesale Brokerage Division related to prior acquisitions decreased by $3.7 million, primarily due to the 1.0% annual reduction in the cost of capital interest rate charged against the total purchase price of each of the Division's prior acquisitions.

The Wholesale Brokerage Division's total revenues in 2010 increased $0.4 million over 2009, of which $0.7 million was attributable to higher profit-sharing contingent commissions and $1.0 million was attributable to an increase in other income, which were partially offset by a $1.3 million reduction in core commissions and fees revenue. Of the $1.3 million net decrease in core commissions and fees revenue: (i) an increase of approximately $1.1 million related to core commissions and fees revenue from acquisitions that had no comparable revenues in the same period of 2009; and (ii) the remaining net decrease of $2.4 million was primarily due to net lost business. As such, the Wholesale Brokerage Division's negative growth rate for core organic commissions and fees revenue for 2010 was (1.7)%. Even though the internal growth rate in 2010 remained negative, the substantial reduction in the negative growth rates as compared to 2009 reflects gradual continuation of the stabilization of coastal property insurance rates and the fact that excess and surplus lines insurance products continue to be competitive with the products offered by admitted carriers, including, Citizens Property Insurance Corporation in Florida.

Income before income taxes for 2010 increased 48.2%, or $8.2 million, over the same period in 2009, to $25.2 million. Even though total revenues increased by only $0.4 million, total expenses were reduced by $7.8 million. Employee compensation and benefits expense was reduced by $1.6 million primarily due to lower management and staff salaries and bonuses, and other operating expenses were reduced by $1.9 million, primarily in the areas of postage, supplies, telephone, and office rent costs. Additionally, interest expenses of this Division related to prior acquisitions decreased by $3.5 million, primarily due to the 1.0% annual reduction in the cost of capital interest rate charged against the total purchase price of each of the Division's prior acquisitions.

SERVICES DIVISION

The Services Division provides insurance-related services, including third-party claims administration ("TPA") and comprehensive medical utilization management services in both the workers' compensation and all-lines liability arenas, as well as Medicare set-aside services and, effective in 2010, Social Security disability and Medicare benefits advocacy services.

Unlike our other segments, approximately 99.9% of the Services Division's 2011 commissions and fees revenue is generated from fees, which are not significantly affected by fluctuations in general insurance premiums.

Financial information relating to our Services Division is as follows:

(in thousands, except percentages)	2011	Percent Change	2010	Percent Change	2009
REVENUES					
Core commissions and fees	$ 64,875	40.0 %	$ 46,336	41.7 %	$ 32,689
Profit-sharing contingent commissions	—	— %	—	— %	—
Investment income	128	753.3 %	15	(34.8) %	23
Other income net	969	909.4 %	96	209.7 %	31
Total revenues	65,972	42.0 %	46,447	41.9 %	32,743
EXPENSES					
Employee compensation and benefits	34,494	30.4 %	26,443	38.4 %	19,106
Non-cash stock-based compensation	220	152.9 %	87	(46.6)%	163
Other operating expenses	11,626	50.3 %	7,734	54.2 %	5,015
Amortization	2,541	101.0 %	1,264	173.6 %	462
Depreciation	590	67.6 %	352	5.7 %	333
Interest	5,746	121.7 %	2,592	288.0 %	668
Change in estimated acquisition earn-out payables	3,026	973.0 %	282	— %	—
Total expenses	58,243	50.3 %	38,754	50.5 %	25,747
Income before income taxes	$ 7,729	0.5 %	$ 7,693	10.0 %	$ 6,996
Net internal growth rate — core organic commissions and fees	1.3 %		(0.2) %		1.7 %
Employee compensation and benefits ratio	52.3 %		56.9 %		58.4 %
Other operating expenses ratio	17.6 %		16.7 %		15.3 %
Capital expenditures	$ 689		$ 419		$ 160
Total assets at December 31	$ 166,060		$ 145,321		$ 47,829

The Services Division's total revenues in 2011 increased $19.5 million over 2010, almost exclusively due to acquired revenues attributable to our new Social Security disability and Medicare benefits advocacy services. The net increase in the Division's core organic commissions and fees is primarily due to our Medicare Secondary Payer statute ("MSP") compliance-related services.

Income before income taxes in 2011 increased less than $0.1 million over 2010. Even though the operations acquired in 2011 added substantially to income before income taxes, it was substantially offset by $3.2 million inter-company interest charged against the total purchase price of the Division's acquisitions and a $2.7 million charge for the change in estimated acquisition earn-out payable.

The Services Division's total revenues in 2010 increased $13.7 million over 2009, almost exclusively due to acquired revenues attributable to our Medicare Secondary Payer statute ("MSP") compliance-related services and our new Social Security disability and Medicare benefits advocacy services.

Income before income taxes in 2010 increased $0.7 million over 2009 due to the operations acquired in 2010. Additionally, interest expenses of this Division related to the current year acquisitions increased by $1.9 million, primarily due to the interest rate charged against the total purchase price of each of the Division's acquisitions.

OTHER

As discussed in Note 15 of the Notes to Consolidated Financial Statements, the "Other" column in the Segment Information table includes any income and expenses not allocated to reportable segments, and corporate-related items, including the inter-company interest expense charges to reporting segments.

Liquidity And Capital Resources

Our cash and cash equivalents of $286.3 million at December 31, 2011 reflected an increase of $13.3 million from the $273.0 million balance at December 31, 2010. During 2011, $237.5 million of cash was provided from operating activities. Also during this period, $166.1 million of cash was used for acquisitions, $13.6 million was used for additions to fixed assets, $102.1 million was used for payments on long-term debt and $46.5 million was used for payment of dividends. Additionally, in the third quarter of 2011, we borrowed $100.0 million on our Master Agreement to fund the repayment of our $100.0 million of Series A Senior Notes that matured on September 15, 2011.

Our cash and cash equivalents of $273.0 million at December 31, 2010 reflected an increase of $75.9 million from the $197.1 million balance at December 31, 2009. During 2010, $296.1 million of cash was provided from operating activities. Also during this period, $157.6 million of cash was used for acquisitions, $10.4 million was used for additions to fixed assets, $19.4 million was used for payments on long-term debt and $44.5 million was used for payment of dividends.

Our cash and cash equivalents of $197.1 million at December 31, 2009 reflected an increase of $118.6 million from the $78.6 million balance at December 31, 2008. During 2009, $221.6 million of cash was provided from operating activities. Also during this period, $44.7 million of cash was used for acquisitions, $11.3 million was used for additions to fixed assets, $15.1 million was used for payments on long-term debt and $42.9 million was used for payment of dividends.

On January 9, 2012, we completed the acquisition of Arrowhead for a total cash purchase price of $395.0 million, subject to certain adjustments and potential earn out payments of up to $5 million in the aggregate following the third anniversary of the acquisition's closing date. We financed the acquisition through various modified and new credit facilities.

Our ratio of current assets to current liabilities (the "current ratio") was 1.47 and 1.39 at December 31, 2011 and 2010, respectively.

CONTRACTUAL CASH OBLIGATIONS

As of December 31, 2011, our contractual cash obligations were as follows:

(in thousands)	Total	Less Than 1 Year	1-3 Years	4-5 Years	After 5 Years
Long-term debt	$ 251,260	$ 1,227	$ 100,033	$ 50,000	$ 100,000
Other liabilities	16,940	7,658	5,979	1,566	1,737
Operating leases	109,357	25,176	40,871	27,972	15,338
Interest obligations	56,766	13,338	23,888	11,852	7,688
Unrecognized tax benefits	806	—	806	—	—
Maximum future acquisition contingency payments	132,516	28,048	98,468	6,000	—
Total contractual cash obligations	$ 567,645	$ 75,447	$ 270,045	$ 97,390	$ 124,763

DEBT

In July 2004, we completed a private placement of $200.0 million of unsecured senior notes (the "Notes"). The $200.0 million was divided into two series: (1) Series A, which closed on September 15, 2004, for $100.0 million due in 2011 and bearing interest at 5.57% per year; and (2) Series B, which closed on July 15, 2004, for $100.0 million due in 2014 and bearing interest at 6.08% per year. Brown & Brown has used the proceeds from the Notes for general corporate purposes, including acquisitions and repayment of existing debt. On September 15, 2011, the $100.0 million of Series A Notes were redeemed on their normal maturity date. As of December 31, 2011 and 2010, there was an outstanding balance on the Notes of $100.0 million and $200.0 million, respectively.

On December 22, 2006, we entered into a Master Shelf and Note Purchase Agreement (the "Master Agreement") with a national insurance company (the "Purchaser"). On September 30, 2009, we and the Purchaser amended the Master Agreement to extend the term of the agreement until August 20, 2012. The Purchaser also purchased Notes issued by us in 2004. The Master Agreement provides for a $200.0 million private uncommitted "shelf" facility for the issuance of senior unsecured notes over a three-year period, with interest rates that may be fixed or floating and with such maturity dates, not to exceed ten years, as the parties may determine. The Master Agreement includes various covenants, limitations and events of default similar to the Notes issued in 2004. The initial issuance of notes under the Master Agreement occurred on December 22, 2006, through the issuance of $25.0 million in Series C Senior Notes due December 22, 2016, with a fixed interest rate of 5.66% per year. On February 1, 2008, $25.0 million in Series D Senior Notes due January 15, 2015, with a fixed interest rate of 5.37% per year, were issued. On September 15, 2011, and pursuant to a Confirmation of Acceptance, dated January 21, 2011 (the "Confirmation"), in connection with the Master Agreement, $100.0 million in Series E Senior Notes due September 15, 2018, with a fixed interest rate of 4.50% per year, were issued. The Series E Senior Notes were issued for the sole purpose to retire the Series A Senior Notes. As of December 31, 2011, and December 31, 2010, there was an outstanding debt balance issued under the provisions of the Master Agreement of $150.0 million and $50.0 million, respectively.

In accordance with ASC Topic 470 – Debt, we classified the related principal balance of the Series A Senior Notes as long-term debt as of December 31, 2010, as we had both the intent and ability to refinance the obligation on a long-term basis, as evidenced by the Confirmation.

On June 12, 2008, we entered into an Amended and Restated Revolving Loan Agreement dated as of June 3, 2008 (the "Prior Loan Agreement"), with a national banking institution, amending and restating the existing Revolving Loan Agreement dated September 29, 2003, as amended (the "Revolving Agreement"), to increase the lending commitment to $50.0 million (subject to potential increases up to $100.0 million) and to extend the maturity date from December 20, 2011, to June 3, 2013. The Revolving Agreement initially provided for a revolving credit facility in the maximum principal amount of $75.0 million. After a series of amendments that provided covenant exceptions for the notes issued or to be issued under the Master Agreement and relaxed or deleted certain mother covenants, the maximum principal amount was reduced to $20.0 million. During the three months ended December 31, 2011, there were no borrowing against this facility.

On January 9, 2012, we entered into: (1) an amended and restated revolving and term loan credit agreement (the "SunTrust Agreement") with SunTrust Bank ("SunTrust") that provides for (a) a $100.0 million term loan (the "SunTrust Term Loan") and (b) a $50.0 million revolving line of credit (the "SunTrust Revolver") and (2) a $50.0 million promissory note (the "JPM Note") in favor of JPMorgan Chase Bank, N.A. ("JPMorgan"), pursuant to a letter agreement executed by JPMorgan (together with the JPM Note, the "JPM Agreement") that provides for a $50.0 million uncommitted line of credit bridge facility (the "JPM Bridge Facility"). The SunTrust Term Loan, the SunTrust Revolver and the JPM Bridge Facility were each funded on January 9, 2012, and provided the financing for the Arrowhead acquisition. The SunTrust Agreement amended and restated the Prior Loan Agreement.

The maturity date for the SunTrust Term Loan and the SunTrust Revolver is December 31, 2016, at which time all outstanding principal and unpaid interest will be due. Both the SunTrust Term Loan and the SunTrust Revolver may be increased by up to $50.0 million (bringing the total available for each to $150.0 million for the SunTrust Term Loan and $100.0 million for the SunTrust Revolver, respectively). The calculation of interest and fees for the SunTrust Agreement is generally based on our funded debt-to-EBITDA ratio. Interest is charged at a rate equal to 1.00% to 1.40% above LIBOR or 1.00% below the Base Rate, each as more fully described in the SunTrust Agreement. Fees include an up-front fee, an availability fee of 0.175% to 0.25%, and a letter of credit margin fee of 1.00% to 1.40%. Initially, until our March 31, 2012 quarter end, the applicable margin for LIBOR advances is 1.00%, the availability fee is 0.175%, and the letter of credit margin fee is 1.00%. The obligations under the SunTrust Term Loan and SunTrust Revolver are unsecured and the SunTrust Agreement includes various covenants, limitations and events of default that are customary for similar facilities for similar borrowers and that are substantially similar to those contained in the Prior Loan Agreement.

The maturity date for the JPM Bridge Facility was February 3, 2012, at which time all outstanding principal and unpaid interest would have been due. On January 26, 2012, we entered into a term loan agreement (the "JPM Agreement") with JPMorgan that provided for a $100.0 million term loan (the "JPM Term Loan"). The JPM Term Loan was fully funded on January 26, 2012, and provided the financing to fully repay (1) the "JPM Bridge Facility and (2) the SunTrust Revolver. As a result of the January 26, 2012 financing and repayments, the JPM Bridge Facility was terminated and the SunTrust Revolver's amount outstanding was brought to zero prior to making subsequent advances thereunder.

The maturity date for the JPM Term Loan is December 31, 2016, at which time all outstanding principal and unpaid interest will be due. Interest is charged at a rate equal to the Alternative Base Rate or 1.00% above the Adjusted LIBOR Rate, each as more fully described in the JPM Agreement. Fees include an up-front fee. The obligations under the JPM Term Loan are unsecured and the JPM Agreement includes various covenants, limitations and events of default that are customary for similar facilities for similar borrowers.

The 90-day LIBOR was 0.581% and 0.300% as of December 31, 2011, and December 31, 2010, respectively. There were no borrowings against this facility at December 31, 2011, or December 31, 2010.

The Master Agreement, the Prior Loan Agreement, the SunTrust Agreement and the JPM Agreement all require that we maintain certain financial ratios and comply with certain other covenants. We were in compliance with all such covenants as of December 31, 2011 and 2010.

Neither we nor our subsidiaries has ever incurred off-balance sheet obligations through the use of, or investment in, off-balance sheet derivative financial instruments or structured finance or special purpose entities organized as corporations, partnerships or limited liability companies or trusts.

We believe that our existing cash, cash equivalents, short-term investment portfolio and funds generated from operations, together with our Master Agreement and the SunTrust Agreement and the JPM Agreement described above, will be sufficient to satisfy our normal liquidity needs through at least the end of 2012. Additionally, we believe that funds generated from future operations will be sufficient to satisfy our normal liquidity needs, including the required annual principal payments on our long-term debt.

Historically, much of our cash has been used for acquisitions. If additional acquisition opportunities should become available that exceed our current cash flow, we believe that given our relatively low debt-to-total-capitalization ratio, we would be able to raise additional capital through either the private or public debt markets.

For further discussion of our cash management and risk management policies, see "Quantitative and Qualitative Disclosures About Market Risk."

In addition, we currently have a shelf registration statement with the SEC registering the potential sale of an indeterminate amount of debt and equity securities in the future, from time to time, to augment our liquidity and capital resources.

CONSOLIDATED **STATEMENTS OF INCOME**

(in thousands, except per share data)	Year Ended December 31, 2011	2010	2009
REVENUES			
Commissions and fees	**$ 1,005,962**	$ 966,917	$ 964,863
Investment income	**1,267**	1,326	1,161
Other income, net	**6,313**	5,249	1,853
Total revenues	**1,013,542**	973,492	967,877
EXPENSES			
Employee compensation and benefits	**508,675**	487,820	484,680
Non-cash stock-based compensation	**11,194**	6,845	7,358
Other operating expenses	**144,079**	135,851	143,389
Amortization	**54,755**	51,442	49,857
Depreciation	**12,392**	12,639	13,240
Interest	**14,132**	14,471	14,599
Change in estimated acquisition earn-out payables	**(2,206)**	(1,674)	—
Total expenses	**743,021**	707,394	713,123
Income before income taxes	**270,521**	266,098	254,754
Income taxes	**106,526**	104,346	101,460
Net income	**$ 163,995**	$ 161,752	$ 153,294
Net income per share:			
Basic	**$ 1.15**	$ 1.14	$ 1.08
Diluted	**$ 1.13**	$ 1.12	$ 1.08
Weighted average number of shares outstanding:			
Basic	**138,582**	137,924	137,173
Diluted	**140,264**	139,318	137,507
Dividends declared per share	**$ 0.3250**	$ 0.3125	$ 0.3025

See accompanying notes to consolidated financial statements.

(in thousands, except per share data)	At December 31, 2011	2010
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 286,305	$ 272,984
Restricted cash and investments	130,535	123,594
Short-term investments	7,627	7,678
Premiums, commissions and fees receivable	240,257	214,446
Deferred income taxes	19,863	20,076
Other current assets	23,540	14,031
Total current assets	708,127	652,809
Fixed assets, net	61,360	59,713
Goodwill	1,323,469	1,194,827
Amortizable intangible assets, net	496,182	481,900
Other assets	17,873	11,565
Total assets	$ 2,607,011	$ 2,400,814
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities:		
Premiums payable to insurance companies	$ 327,096	$ 311,346
Premium deposits and credits due customers	30,048	28,509
Accounts payable	22,384	33,693
Accrued expenses and other liabilities	100,865	94,947
Current portion of long-term debt	1,227	1,662
Total current liabilities	481,620	470,157
Long-term debt	250,033	250,067
Deferred income taxes, net	178,052	146,482
Other liabilities	53,343	27,764
Commitments and contingencies (Note 13)		
Shareholders' Equity:		
Common stock, par value $0.10 per share; authorized 280,000 shares; issued and outstanding 143,352 at 2011 and 142,795 at 2010	14,335	14,279
Additional paid-in capital	307,059	286,997
Retained earnings	1,322,562	1,205,061
Accumulated other comprehensive income, net of related income tax effect of $4 at 2011 and $4 at 2010	7	7
Total shareholders' equity	1,643,963	1,506,344
Total liabilities and shareholders' equity	$ 2,607,011	$ 2,400,814

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(in thousands, except per share data)	Common Stock Shares Outstanding	Common Stock Par Value	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total
Balance at January 1, 2009	141,544	$ 14,154	$ 250,167	$ 977,407	$ 13	$ 1,241,741
Net income				153,294		153,294
Net unrealized holding gain on available-for-sale securities					(8)	(8)
Comprehensive income						153,286
Common stock issued for employee stock benefit plans	518	52	17,160			17,212
Income tax benefit from exercise of stock benefit plans			243			243
Common stock issued to directors	14	2	286			288
Cash dividends paid ($0.3025 per share)				(42,896)		(42,896)
Balance at December 31, 2009	142,076	$ 14,208	$ 267,856	$ 1,087,805	$ 5	$ 1,369,874
Net income				161,752		161,752
Net unrealized holding loss on available-for-sale securities					2	2
Comprehensive income						161,754
Common stock issued for employee stock benefit plans	705	70	7,495			7,565
Income tax benefit from exercise of stock benefit plans			11,391			11,391
Common stock issued to directors	14	1	255			256
Cash dividends paid ($0.3125 per share)				(44,496)		(44,496)
Balance at December 31, 2010	142,795	$ 14,279	$ 286,997	$ 1,205,061	$ 7	$ 1,506,344
Net income and comprehensive income				163,995		163,995
Common stock issued for employee stock benefit plans	545	55	18,859			18,914
Income tax benefit from exercise of stock benefit plans			916			916
Common stock issued to directors	12	1	287			288
Cash dividends paid ($0.3250 per share)				(46,494)		(46,494)
Balance at December 31, 2011	**143,352**	**$ 14,335**	**$ 307,059**	**$ 1,322,562**	**$ 7**	**$ 1,643,963**

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)	Year Ended December 31, 2011	2010	2009
Cash flows from operating activities:			
Net income	$ 163,995	$ 161,752	$ 153,294
Adjustments to reconcile net income to net cash provided by operating activities:			
Amortization	54,755	51,442	49,857
Depreciation	12,392	12,639	13,240
Non-cash stock-based compensation	11,194	6,845	7,358
Change in estimated acquisition earn-out payables	(2,206)	(1,674)	—
Deferred income taxes	30,328	22,587	27,851
Income tax benefit from exercise of shares from the stock benefit plans	(916)	(11,391)	—
Net (gain) loss on sales of investments, fixed assets and customer accounts	(1,890)	(1,474)	374
Payments on acquisition earn-outs in excess of original estimated payables	(1,369)	—	—
Changes in operating assets and liabilities, net of effect from acquisitions and divestitures:			
Restricted cash and investments (increase) decrease	(6,941)	31,663	(10,507)
Premiums, commissions and fees receivable (increase) decrease	(20,570)	(2,555)	36,943
Other assets (increase) decrease	(7,322)	14,529	8,668
Premiums payable to insurance companies increase (decrease)	9,447	436	(48,491)
Premium deposits and credits due customers increase (decrease)	1,277	(9,673)	(6,049)
Accounts payable (decrease) increase	(2,807)	28,246	(1,819)
Accrued expenses and other liabilities increase (decrease)	3,975	(2,087)	(488)
Other liabilities (decrease)	(5,811)	(5,233)	(8,646)
Net cash provided by operating activities	237,531	296,052	221,585
Cash flows from investing activities:			
Additions to fixed assets	(13,608)	(10,454)	(11,310)
Payments for businesses acquired, net of cash acquired	(166,055)	(157,637)	(44,682)
Proceeds from sales of fixed assets and customer accounts	3,686	1,558	1,305
Purchases of investments	(12,698)	(9,285)	(11,570)
Proceeds from sales of investments	12,950	9,327	10,828
Net cash used in investing activities	(175,725)	(166,491)	(55,429)
Cash flows from financing activities:			
Payments on acquisition earn-outs	(8,843)	(2,136)	—
Proceeds from long-term debt	100,000	—	—
Payments on long-term debt	(102,072)	(19,425)	(15,089)
Borrowings on revolving credit facility	—	—	14,390
Payments on revolving credit facility	—	—	(14,390)
Income tax benefit from exercise of shares from the stock benefit plans	916	11,391	243
Issuances of common stock for employee stock benefit plans	8,667	11,119	10,142
Repurchase stock benefit plan shares for employees to fund tax withholdings	(659)	(10,143)	—
Cash dividends paid	(46,494)	(44,496)	(42,896)
Net cash used in financing activities	(48,485)	(53,690)	(47,600)
Net increase in cash and cash equivalents	13,321	75,871	118,556
Cash and cash equivalents at beginning of year	272,984	197,113	78,557
Cash and cash equivalents at end of year	$ 286,305	$ 272,984	$ 197,113

See accompanying notes to consolidated financial statements.

NOTE 1 Summary of Significant Accounting Policies

NATURE OF OPERATIONS

Brown & Brown, Inc., a Florida corporation, and its subsidiaries (collectively, "Brown & Brown" or the "Company") is a diversified insurance agency, wholesale brokerage, insurance programs and services organization that markets and sells to its customers insurance products and services, primarily in the property and casualty area. Brown & Brown's business is divided into four reportable segments: the Retail Division, which provides a broad range of insurance products and services to commercial, public entity, professional and individual customers; the Wholesale Brokerage Division, which markets and sells excess and surplus commercial insurance and reinsurance, primarily through independent agents and brokers; the National Programs Division, which is composed of two units — Professional Programs, which provides professional liability and related package products for certain professionals delivered through nationwide networks of independent agents, and Special Programs, which markets targeted products and services designated for specific industries, trade groups, governmental entities and market niches; and the Services Division, which provides insurance-related services, including third-party claims administration and comprehensive medical utilization management services in both the workers' compensation and all-lines liability arenas, as well as Medicare set-aside services and Social Security disability and Medicare benefits advocacy services.

PRINCIPLES OF CONSOLIDATION

The accompanying Consolidated Financial Statements include the accounts of Brown & Brown, Inc. and its subsidiaries. All significant intercompany account balances and transactions have been eliminated in the Consolidated Financial Statements.

REVENUE RECOGNITION

Commission revenues are recognized as of the effective date of the insurance policy or the date on which the policy premium is billed to the customer, whichever is later. At that date, the earnings process has been completed, and Brown & Brown can reliably estimate the impact of policy cancellations for refunds and establish reserves accordingly. The reserve for policy cancellations is based upon historical cancellation experience adjusted for known circumstances. The policy cancellation reserve was $6,396,000 and $5,559,000 at December 31, 2011 and 2010, respectively, and it is periodically evaluated and adjusted as necessary. Subsequent commission adjustments are recognized upon receipt of notification from the insurance companies. Commission revenues are reported net of commissions paid to sub-brokers or co-brokers. Profit-sharing contingent commissions from insurance companies are recognized when determinable, which is when such commissions are received, or when officially notified of the amount of such commissions. Fee income is recognized as services are rendered.

USE OF ESTIMATES

The preparation of Consolidated Financial Statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, as well as disclosures of contingent assets and liabilities, at the date of the Consolidated Financial Statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents principally consist of demand deposits with financial institutions and highly liquid investments with quoted market prices having maturities of three months or less when purchased.

RESTRICTED CASH AND INVESTMENTS, AND PREMIUMS, COMMISSIONS AND FEES RECEIVABLE

In its capacity as an insurance agent or broker, Brown & Brown typically collects premiums from insureds and, after deducting its authorized commissions, remits the net premiums to the appropriate insurance company or companies. Accordingly, as reported in the Consolidated Balance Sheets, "premiums" are receivable from insureds. Unremitted net insurance premiums are held in a fiduciary capacity until Brown & Brown disburses them. Brown & Brown invests these unremitted funds only in cash, money market accounts, tax-free variable-rate demand bonds and commercial paper held for a short term. In certain states in which Brown & Brown operates, the use and investment alternatives for these funds are regulated and restricted by various state laws and agencies. These restricted funds are reported as restricted cash and investments on the Consolidated Balance Sheets. The interest income earned on these unremitted funds is reported as investment income in the Consolidated Statements of Income.

In other circumstances, the insurance companies collect the premiums directly from the insureds and remit the applicable commissions to Brown & Brown. Accordingly, as reported in the Consolidated Balance Sheets, "commissions" are receivables from insurance companies. "Fees" are primarily receivables due from customers.

INVESTMENTS

Equity securities held by Brown & Brown have been classified as "available-for-sale" and are reported at estimated fair value, with the accumulated other comprehensive income (unrealized gains and losses), net of related income tax effect, reported as a separate component of shareholders' equity. Realized gains and losses and declines in value below cost that are judged to be other-than-temporary on available-for-sale securities are reflected in investment income. The cost of securities sold is based on the specific identification method. Interest and dividends on securities classified as available-for-sale are included in investment income in the Consolidated Statements of Income.

Equity securities and certificates of deposit having maturities of more than three months when purchased are reported at cost and are adjusted for other-than-temporary market value declines.

FIXED ASSETS

Fixed assets, including leasehold improvements are carried at cost, less accumulated depreciation and amortization. Expenditures for improvements are capitalized, and expenditures for maintenance and repairs are expensed to operations as incurred. Upon sale or retirement, the cost and related accumulated depreciation and amortization are removed from the accounts and the resulting gain or loss, if any, is reflected in other income. Depreciation has been determined using the straight-line method over the estimated useful lives of the related assets, which range from three to 15 years. Leasehold improvements are amortized on the straight-line method over the shorter of the useful life of the improvement or the term of the related lease.

GOODWILL AND AMORTIZABLE INTANGIBLE ASSETS

The excess of the purchase price of an acquisition over the fair value of the identifiable tangible and amortizable intangible assets is assigned to goodwill. While goodwill is not amortizable, it is subject to at least an annual assessment, and more frequently in the presence of certain circumstances, for impairment by applying a fair value-based test. Amortizable intangible assets are amortized over their useful lives and are subject to an impairment review based on an estimate of the undiscounted future cash flows resulting from the use of the asset. The Company compares the fair value of each reporting unit with its carrying amount to determine if there is potential impairment of goodwill. If the fair value of the reporting unit is less than its carrying value, an impairment loss is recorded to the extent that the fair value of the goodwill within the reporting unit is less than its carrying value. Fair value is estimated based on multiples of earnings before interest, income taxes, depreciation and amortization ("EBITDA"). Brown & Brown completed its most recent annual assessment as of November 30, 2011 and determined that the fair value of goodwill and amortizable intangible assets substantially exceed the carrying value of such assets. In addition, as of December 31, 2011, there are no accumulated impairment losses.

Amortizable intangible assets are stated at cost, less accumulated amortization, and consist of purchased customer accounts and non-compete agreements. Purchased customer accounts and non-compete agreements are amortized on a straight-line basis over the related estimated lives and contract periods, which range from five to 15 years. Purchased customer accounts primarily consist of records and files that contain information about insurance policies and the related insured parties that are essential to policy renewals.

The carrying value of intangibles attributable to each business or asset group comprising Brown & Brown is periodically reviewed by management to determine if the facts and circumstances suggest they may be impaired. In the insurance agency and wholesale brokerage industry, it is common for agencies or customer accounts to be acquired at a price determined as a multiple of either their corresponding revenues or EBITDA. Accordingly, Brown & Brown assesses the carrying value of its intangible assets by considering the estimated future undiscounted cash flows generated by the corresponding business or asset group. Any impairment identified through this assessment may require that the carrying value of related intangible assets be adjusted; however, no impairments have been recorded for the years ended December 31, 2011, 2010 and 2009.

INCOME TAXES

Brown & Brown records income tax expense using the asset and liability method of accounting for deferred income taxes. Under this method, deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial statement carrying values and the income tax bases of Brown & Brown's assets and liabilities.

Brown & Brown files a consolidated federal income tax return and has elected to file consolidated returns in certain states. Deferred income taxes are provided for in the Consolidated Financial Statements and relate principally to expenses charged to income for financial reporting purposes in one period and deducted for income tax purposes in other periods.

NET INCOME PER SHARE

Effective in 2009, the Company adopted new Financial Accounting Standards Board ("FASB") authoritative guidance that states that unvested share-based payment awards that contain non-forfeitable rights to dividends or dividend equivalents are participating securities and, therefore, are included in computing earnings per share ("EPS") pursuant to the two-class method. The two-class method determines EPS for each class of common stock and participating securities according to dividends or dividend equivalents and their respective participation rights in undistributed earnings. Performance stock shares granted to employees under the Company's Performance Stock Plan are considered participating securities as they receive non-forfeitable dividend equivalents at the same rate as common stock.

Basic EPS is computed based on the weighted average number of common shares (including participating securities) issued and outstanding during the period. Diluted EPS is computed based on the weighted average common shares issued and outstanding plus equivalent shares assuming the exercise of stock options. The dilutive effect of stock options is computed by application of the treasury stock method. For the years ended December 31, 2010 and 2009, the impact of outstanding options to purchase 12,000 shares of common stock, in each period, was anti-dilutive; these shares were excluded from the calculation of diluted net income per share.

The following is a reconciliation between basic and diluted weighted average shares outstanding for the years ended December 31:

(in thousands, except per share data)	2011	2010	2009
Net income	$ 163,995	$ 161,752	$ 153,294
Net income attributable to unvested awarded performance stock	(5,099)	(5,097)	(4,937)
Net income attributable to common shares	$ 158,896	$ 156,655	$ 148,357
Weighted average basic number of common shares outstanding	143,029	142,412	141,738
Less unvested awarded performance stock included in weighted average basic share outstanding	(4,447)	(4,488)	(4,565)
Weighted average number of common shares outstanding for basic earnings per common share	138,582	137,924	137,173
Dilutive effect of stock options	1,682	1,394	334
Weighted average number of shares outstanding	140,264	139,318	137,507
Net income per share:			
Basic	$ 1.15	$ 1.14	$ 1.08
Diluted	$ 1.13	$ 1.12	$ 1.08

FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts of Brown & Brown's financial assets and liabilities, including cash and cash equivalents, restricted cash and investments, investments, premiums, commissions and fees receivable, premiums payable to insurance companies, premium deposits and credits due customers and accounts payable, at December 31, 2011 and 2010, approximate fair value because of the short-term maturity of these instruments. The carrying amount of Brown & Brown's long-term debt approximates fair value at December 31, 2011 and 2010 since the related coupon rate approximates the current market rate.

STOCK-BASED COMPENSATION

The Company grants stock options and non-vested stock awards to its employees, officers and directors. The Company uses the modified-prospective method to account for share-based payments. Under the modified-prospective method, compensation cost is recognized for all share-based payments granted on or after January 1, 2006 and for all awards granted to employees prior to January 1, 2006 that remained unvested on that date. The Company uses the alternative transition method to determine the accounting of the income tax effects of payments made related to stock-based compensation.

The Company uses the Black-Scholes valuation model for valuing all stock options and shares purchased under the Employee Stock Purchase Plan (the "ESPP"). Compensation for non-vested stock awards is measured at fair value on the grant-date based upon the number of shares expected to vest. Compensation cost for all awards is recognized in earnings, net of estimated forfeitures, on a straight-line basis over the requisite service period.

RECENT ACCOUNTING PRONOUNCEMENTS

Comprehensive Income — In June 2011, the Financial Accounting Standards Board ("FASB") issued authoritative guidance which allows an entity the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. This authoritative guidance eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholder's equity. This authoritative guidance is to be applied retrospectively and is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. Except for presentation requirements, the Company does not expect the adoption of this guidance to have a material effect on its Financial Statements.

Goodwill Impairment — In September 2011, the FASB issued authoritative guidance which simplifies goodwill impairment testing by allowing an entity to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying value. An entity is no longer required to determine the fair value of a reporting unit unless it is more likely than not that the fair value is less than carrying value. The guidance is effective for interim and annual periods beginning after December 15, 2011. Early adoption is permitted. The Company does not expect the adoption of this guidance to have a material effect on its Financial Statements.

NOTE 2 Business Combinations

ACQUISITIONS IN 2011

During 2011, Brown & Brown acquired the assets and assumed certain liabilities of 37 insurance intermediaries, all of the stock of one insurance intermediary and several books of business (customer accounts). The aggregate purchase price of these acquisitions was $214,822,000, including $167,444,000 of cash payments, the issuance of $1,194,000 in notes payable, the assumption of $15,659,000 of liabilities and $30,525,000 of recorded earn-out payables. All of these acquisitions were acquired primarily to expand Brown & Brown's core businesses and to attract and hire high-quality individuals. Acquisition purchase prices are typically based on a multiple of average annual operating profit earned over a one- to three-year period within a minimum and maximum price range. The recorded purchase price for all acquisitions consummated after January 1, 2009 included an estimation of the fair value of liabilities associated with any potential earn-out provisions. Subsequent changes in the fair value of earn-out obligations will be recorded in the consolidated statement of income when incurred.

The fair value of earn-out obligations is based on the present value of the expected future payments to be made to the sellers of the acquired businesses in accordance with the provisions outlined in the respective purchase agreements. In determining fair value, the acquired business's future performance is estimated using financial projections developed by management for the acquired business and reflects market participant assumptions regarding revenue growth and/or profitability. The expected future payments are estimated on the basis of the earn-out formula and performance targets specified in each purchase agreement compared to the associated financial projections. These payments are then discounted to present value using a risk-adjusted rate that takes into consideration the likelihood that the forecasted earn-out payments will be made.

Based on acquisition date and the complexity of the underlying valuation work, certain amounts included in the Company's consolidated financial statements may be provisional and thus subject to further adjustments within the permitted measurement period, as defined in Accounting Standards Codification ("ASC") Topic 805 - Business Combinations. However, the Company does not expect any adjustments to such allocations to be material to the Company's Consolidated Financial Statements.

These acquisitions have been accounted for as business combinations and are as follows:

(in thousands) Name	Business Segment	2011 Date of Acquisition	Cash Paid	Note Payable	Recorded Earn-out Payable	Net Assets Acquired	*Maximum Potential Earn-out Payable*
Balcos Insurance, Inc.	Retail	January 1	$ 8,611	$ —	$ 1,595	$ 10,206	*$ 5,766*
Associated Insurance Service, Inc. et al.	Retail	January 1	12,000	—	1,575	13,575	*6,000*
United Benefit Services Insurance Agency LLC et al.	Retail	February 1	14,283	—	2,590	16,873	*8,442*
First Horizon Insurance Group, Inc. et al.	Retail	April 30	25,060	—	—	25,060	*—*
Fitzharris Agency, Inc. et al.	Retail	May 1	6,159	—	888	7,047	*3,832*
Corporate Benefit Consultants, LLC	Retail	June 1	9,000	—	2,038	11,038	*4,520*
Sitzmann, Morris & Lavis Insurance Agency, Inc. et al.	Retail	November 1	40,460	—	6,228	46,688	*19,000*
Snapper Shuler Kenner, Inc. et al.	Retail	November 1	7,493	—	1,318	8,811	*3,988*
Industry Consulting Group, Inc.	National Programs	November 1	9,133	—	3,877	13,010	*5,794*
Colonial Claims Corporation et al.	Services	December 23	9,950	—	4,248	14,198	*8,000*
Other	Various	Various	25,295	1,194	6,168	32,657	*12,865*
Total			$ 167,444	$ 1,194	$ 30,525	$ 199,163	*$ 78,207*

The following table summarizes the estimated fair values of the aggregate assets and liabilities acquired as of the date of each acquisition:

(in thousands)	Balcos	AIS	United	FHI	FA	CBC
Cash	$ —	$ —	$ —	$ 5,170	$ —	$ —
Other current assets	187	252	438	1,640	77	227
Fixed assets	20	100	20	134	60	6
Goodwill	6,486	9,055	10,049	15,254	7,244	6,738
Purchased customer accounts	3,530	4,086	7,045	8,088	3,351	4,046
Non-compete agreements	42	92	45	10	21	21
Other assets	—	—	4	9	—	—
Total assets acquired	10,265	13,585	17,601	30,305	10,753	11,038
Other current liabilities	(59)	(10)	(728)	(3,790)	(3,706)	—
Deferred income taxes, net	—	—	—	(1,455)	—	—
Other liabilities	—	—	—	—	—	—
Total liabilities assumed	(59)	(10)	(728)	(5,245)	(3,706)	—
Net assets acquired	$ 10,206	$ 13,575	$ 16,873	$ 25,060	$ 7,047	$ 11,038

(in thousands)	SML	SSK	ICG	CC	Other	Total
Cash	$ —	$ —	$ —	$ —	$ —	$ 5,170
Other current assets	1,372	247	336	—	1,059	5,835
Fixed assets	465	45	100	60	65	1,075
Goodwill	31,601	5,818	9,564	8,070	18,465	128,344
Purchased customer accounts	13,995	2,726	7,161	6,094	13,746	73,868
Non-compete agreements	42	12	11	23	187	506
Other assets	4	—	5	—	2	24
Total assets acquired	47,479	8,848	17,177	14,247	33,524	214,822
Other current liabilities	(791)	(37)	(1,096)	(49)	(867)	(11,133)
Deferred income taxes, net	—	—	—	—	—	(1,455)
Other liabilities	—	—	(3,071)	—	—	(3,071)
Total liabilities assumed	(791)	(37)	(4,167)	(49)	(867)	(15,659)
Net assets acquired	$ 46,688	$ 8,811	$ 13,010	$ 14,198	$ 32,657	$ 199,163

The weighted average useful lives for the above acquired amortizable intangible assets are as follows: purchased customer accounts are 15.0 years, and noncompete agreements are 5.0 years.

Goodwill of $128,344,000, was assigned to the Retail, National Programs and Services Divisions in the amounts of $108,420,000, $11,853,000 and $8,071,000, respectively. Of the total goodwill of $128,344,000, $84,105,000 is currently deductible for income tax purposes and $13,714,000 is non-deductible. The remaining $30,525,000 relates to the earn-out payables and will not be deductible until it is earned and paid.

The results of operations for the acquisitions completed during 2011 have been combined with those of the Company since their respective acquisition dates. The total revenues and income before income taxes from the acquisitions completed through December 31, 2011 included in the Condensed Consolidated Statement of Income for the twelve months ended December 31, 2011 were $40,291,000 and $7,223,000, respectively. If the acquisitions had occurred as of the beginning of the comparable prior annual reporting period, the Company's estimated results of operations would be as shown in the following table. These unaudited pro forma results are not necessarily indicative of the actual results of operations that would have occurred had the acquisitions actually been made at the beginning of the respective periods.

(UNAUDITED)	For the Year Ended December 31,	
(in thousands, except per share data)	**2011**	2010
Total revenues	**$ 1,058,142**	$ 1,059,857
Income before income taxes	**$ 283,404**	$ 291,944
Net income	**$ 171,805**	$ 177,464
Net income per share:		
Basic	**$ 1.20**	$ 1.25
Diluted	**$ 1.19**	$ 1.23
Weighted average number of shares outstanding:		
Basic	**138,582**	137,924
Diluted	**140,264**	139,318

ACQUISITIONS IN 2010

During 2010, Brown & Brown acquired the assets and assumed certain liabilities of 33 insurance intermediaries and several books of business (customer accounts). The aggregate purchase price of these acquisitions was $186,783,000, including $158,636,000 of cash payments, the issuance of $759,000 in notes payable, the assumption of $2,298,000 of liabilities and $25,090,000 of recorded earn-out payables. All of these acquisitions were acquired primarily to expand Brown & Brown's core businesses and to attract and hire high-quality individuals. Acquisition purchase prices are typically based on a multiple of average annual operating profit earned over a one- to three-year period within a minimum and maximum price range. The recorded purchase price for all acquisitions consummated after January 1, 2009 included an estimation of the fair value of liabilities associated with any potential earn-out provisions. Subsequent changes in the fair value of earn-out obligations will be recorded in the consolidated statement of income when incurred.

The fair value of earn-out obligations is based on the present value of the expected future payments to be made to the sellers of the acquired businesses in accordance with the provisions outlined in the respective purchase agreements. In determining fair value, the acquired business's future performance is estimated using financial projections developed by management for the acquired business and reflects market participant assumptions regarding revenue growth and/or profitability. The expected future payments are estimated on the basis of the earn-out formula and performance targets specified in each purchase agreement compared to the associated financial projections. These payments are then discounted to present value using a risk-adjusted rate that takes into consideration the likelihood that the forecasted earn-out payments will be made.

Based on acquisition date and the complexity of the underlying valuation work, certain amounts included in the Company's consolidated financial statements may be provisional and thus subject to further adjustments within the permitted measurement period, as defined in ASC Topic 805-Business Combinations.

These acquisitions have been accounted for as business combinations and are as follows:

(in thousands) Name	Business Segment	2010 Date of Acquisition	Cash Paid	Note Payable	Recorded Earn-out Payable	Net Assets Acquired	*Maximum Potential Earn-out Payable*
DiMartino Associates, Inc.	Retail	March 1	$ 7,047	$ —	$ 3,402	$ 10,449	*$ 5,637*
Stone Insurance Agencies, et al.	Retail	May 1	15,825	—	124	15,949	*3,000*
Crowe Paradis Holding Company, et al.	Services	September 1	75,000	—	8,665	83,665	*15,000*
Thomas R Jones, Inc.	Retail	October 1	14,634	—	—	14,634	—
Other	Various	Various	46,130	759	12,899	59,788	*30,668*
Total			$158,636	$ 759	$ 25,090	$ 184,485	*$ 54,305*

The following table summarizes the estimated fair values of the aggregate assets and liabilities acquired as of the date of each acquisition:

(in thousands)	DiMartino	Stone	Crowe	TR Jones	Other	Total
Cash	$ —	$ —	$ 1,000	$ —	$ —	$ 1,000
Other current assets	137	516	118	259	1,528	2,558
Fixed assets	21	70	500	120	180	891
Goodwill	6,890	11,128	53,573	8,683	36,119	116,393
Purchased customer accounts	3,380	5,172	28,440	5,643	22,841	65,476
Non-compete agreements	21	74	33	—	332	460
Other assets	—	—	1	4	—	5
Total assets acquired	10,449	16,960	83,665	14,709	61,000	186,783
Other current liabilities	—	(1,011)	—	(75)	(1,212)	(2,298)
Total liabilities assumed	—	(1,011)	—	(75)	(1,212)	(2,298)
Net assets acquired	$ 10,449	$ 15,949	$ 83,665	$ 14,634	$ 59,788	$ 184,485

The weighted average useful lives for the above acquired amortizable intangible assets are as follows: purchased customer accounts are 15.0 years, and noncompete agreements are 5.0 years.

Goodwill of $116,393,000, was assigned to the Retail and Services Divisions in the amounts of $57,423,000 and $58,970,000, respectively. Of the total goodwill of $116,393,000, $91,303,000 is currently deductible for income tax purposes. The remaining $25,090,000 relates to the earn-out payables and will not be deductible until it is earned and paid.

The results of operations for the acquisitions completed during 2010 have been combined with those of the Company since their respective acquisition dates. The total revenues and income before income taxes from the acquisitions completed through December 31, 2010 included in the Consolidated Statement of Income for the twelve months ended December 31, 2010 were $30,172,000 and $3,255,000, respectively. If the acquisitions had occurred as of the beginning of the comparable prior annual reporting period, the Company's results of operations would be as shown in the following table. These unaudited pro forma results are not necessarily indicative of the actual results of operations that would have occurred had the acquisitions actually been made at the beginning of the respective periods.

(UNAUDITED)	For the Year Ended December 31,	
(in thousands, except per share data)	2010	2009
Total revenues	$ 1,015,043	$ 1,035,286
Income before income taxes	$ 278,635	$ 274,908
Net income	$ 169,373	$ 165,420
Net income per share:		
Basic	$ 1.19	$ 1.17
Diluted	$ 1.18	$ 1.16
Weighted average number of shares outstanding:		
Basic	137,924	137,173
Diluted	139,318	137,507

For acquisitions consummated prior to January 1, 2009, additional consideration paid to sellers as a result of purchase price "earn-out" provisions are recorded as adjustments to intangible assets when the contingencies are settled. The net additional consideration paid by the Company in 2011 as a result of these adjustments totaled $4,190,000, all of which was allocated to goodwill. Of the $4,190,000 net additional consideration paid, $3,781,000 was paid in cash and $409,000 was issued in notes payable. The net additional consideration paid by the Company in 2010 as a result of these adjustments totaled $4,037,000, all of which was allocated to goodwill. Of the $4,037,000 net additional consideration paid, $975,000 was paid in cash and $3,062,000 was issued in notes payable.

As of December 31, 2011, the maximum future contingency payments related to all acquisitions totaled $132,516,000, of which $5,098,000 relates to acquisitions consummated prior to January 1, 2009 and $127,418,000 relates to acquisitions consummated subsequent to January 1, 2009.

ASC Topic 805 - Business Combinations is the authoritative guidance requiring an acquirer to recognize 100% of the fair values of acquired assets, including goodwill, and assumed liabilities (with only limited exceptions) upon initially obtaining control of an acquired entity. Additionally, the fair value of contingent consideration arrangements (such as earn-out purchase arrangements) at the acquisition date must be included in the purchase price consideration. As a result, the recorded purchase price for all acquisitions consummated after January 1, 2009 include an estimation of the fair value of liabilities associated with any potential earn-out provisions. Subsequent changes in these earn-out obligations will be recorded in the consolidated statement of income when incurred. Potential earn-out obligations are typically based upon future earnings of the acquired entities, usually between one and three years.

As of December 31, 2011, the fair values of the estimated acquisition earn-out payables were re-evaluated and measured at fair value on a recurring basis using unobservable inputs (Level 3). The resulting additions, payments, net changes, as well as the interest expense accretion on the estimated acquisition earn-out payables, for the years ended December 31, 2011, 2010, and 2009, were as follows:

(in thousands)	2011	2010	2009
Balance as of January 1	$ 29,608	$ 7,354	$ —
Additions to estimated acquisition earn-out payables	30,525	25,090	7,226
Payments for estimated acquisition earn-out payables	(10,212)	(1,162)	—
Net change in earnings from estimated acquisition earn-out payables:			
Change in fair value on estimated acquisition earn-out payables	(4,043)	(2,606)	—
Interest expense accretion	1,837	932	128
Net change in earnings from estimated acquisition earn-out payables	(2,206)	(1,674)	—
Balance as of December 31	$ 47,715	$ 29,608	$ 7,354

Of the $47,715,000 estimated acquisition earn-out payables as of December 31, 2011, $3,654,000 was recorded as accounts payable and $44,061,000 was recorded as other non-current liability. Of the $29,609,000 estimated acquisition earn-out payables as of December 31, 2010, $7,651,000 was recorded as accounts payable and $21,958,000 was recorded as other non-current liability.

NOTE 3 Goodwill

The changes in the carrying value of goodwill by operating segment for the years ended December 31, are as follows:

(in thousands)	Retail	National Programs	Wholesale Brokerage	Service	Total
Balance as of January 1, 2010	$ 656,108	$ 152,601	$ 256,418	$ 9,270	$ 1,074,397
Goodwill of acquired businesses	60,518	—	942	58,970	120,430
Balance as of December 31, 2010	716,626	152,601	257,360	68,240	1,194,827
Goodwill of acquired businesses	112,610	11,853	—	8,071	132,534
Goodwill transferred	(1,771)	—	1,771	—	—
Goodwill disposed of relating to sales of businesses	(3,892)	—	—	—	(3,892)
Balance as of December 31, 2011	$ 823,573	$ 164,454	$ 259,131	$ 76,311	$1,323,469

NOTE 4 Amortizable Intangible Assets

Amortizable intangible assets at December 31 consisted of the following:

	2011				2010			
(in thousands)	Gross Carrying Value	Accumulated Amortization	Net Carrying Value	Weighted Average Life (years)	Gross Carrying Value	Accumulated Amortization	Net Carrying Value	Weighted Average Life (years)
Purchased customer accounts	$ 876,552	$ (381,615)	$ 494,937	14.9	$ 811,143	$ (330,627)	$ 480,516	14.9
Non-compete agreements	25,291	(24,046)	1,245	7.2	25,181	(23,797)	1,384	7.3
Total	$ 901,843	$ (405,661)	$ 496,182		$ 836,324	$ (354,424)	$ 481,900	

Amortization expense recorded for amortizable intangible assets for the years ended December 31, 2011, 2010 and 2009 was $54,755,000, $51,442,000 and $49,857,000, respectively.

Amortization expense for amortizable intangible assets for the years ending December 31, 2012, 2013, 2014, 2015 and 2016 is estimated to be $56,337,000, $55,437,000, $54,282,000, $52,949,000, and $48,364,000, respectively.

NOTE 5 Investments

Investments, which have been classified as ASC 805 Level 1 securities, at December 31 consisted of the following:

	2011		2010	
	Carrying Value		Carrying Value	
(in thousands)	Current	Non-Current	Current	Non-Current
Available-for-sale equity securities	$ 36	$ —	$ 36	$ —
Certificates of deposit and other securities	7,591	516	7,642	517
Total investments	$ 7,627	$ 516	$ 7,678	$ 517

The following table summarizes available-for-sale securities at December 31:

(in thousands)	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Equity securities				
2011	$ 25	$ 11	$ —	$ 36
2010	$ 25	$ 11	$ —	$ 36

The following table summarizes the proceeds and realized gains/(losses) on equity securities and certificates of deposit for the years ended December 31:

(in thousands)	Proceeds	Gross Realized Gains	Gross Realized Losses
2011	$ 12,950	$ 124	$ —
2010	$ 9,327	$ 6	$ —
2009	$ 10,828	$ —	$ (299)

NOTE 6 Fixed Assets

Fixed assets at December 31 consisted of the following:

(in thousands)	2011	2010
Furniture, fixtures and equipment	$ 131,436	$ 125,963
Leasehold improvements	17,045	16,151
Land, buildings and improvements	438	438
Total cost	148,919	142,552
Less accumulated depreciation and amortization	(87,559)	(82,839)
Total	$ 61,360	$ 59,713

Depreciation and amortization expense for fixed assets amounted to $12,392,000 in 2011, $12,639,000 in 2010, and $13,240,000 in 2009.

NOTE 7 Accrued Expenses and Other Liabilities

Accrued expenses and other liabilities at December 31 consisted of the following:

(in thousands)	2011	2010
Accrued bonuses	$ 47,585	$ 43,896
Accrued compensation and benefits	16,818	16,040
Accrued rent and vendor expenses	11,554	10,445
Reserve for policy cancellations	6,396	5,559
Accrued interest	3,288	4,727
Other	15,224	14,280
Total	$ 100,865	$ 94,947

NOTE 8 Long-Term Debt

Long-term debt at December 31 consisted of the following:

(in thousands)	2011	2010
Unsecured Senior Notes	$ 250,000	$ 250,000
Acquisition notes payable	1,260	1,729
Revolving credit facility	—	—
Other notes payable	—	—
Total debt	251,260	251,729
Less current portion	(1,227)	(1,662)
Long-term debt	$ 250,033	$ 250,067

In July 2004, the Company completed a private placement of $200.0 million of unsecured senior notes (the "Notes"). The $200.0 million is divided into two series: (1) Series A, which closed on September 15, 2004, for $100.0 million was due in 2011 and bore interest at 5.57% per year; and (2) Series B, which closed on July 15, 2004, for $100.0 million due in 2014 and bearing interest at 6.08% per year. Brown & Brown has used the proceeds from the Notes for general corporate purposes, including acquisitions and repayment of existing debt. On September 15, 2011, the $100.0 million of Series A Notes were redeemed on their normal maturity date. As of December 31, 2011 and 2010, there was an outstanding balance on the Notes of $100.0 million and $200.0 million, respectively.

On December 22, 2006, the Company entered into a Master Shelf and Note Purchase Agreement (the "Master Agreement") with a national insurance company (the "Purchaser"). On September 30, 2009, the Company and the Purchaser amended the Master Agreement to extend the term of the agreement until August 20, 2012. The Purchaser also purchased Notes issued by the Company in 2004. The Master Agreement provides for a $200.0 million private uncommitted "shelf" facility for the issuance of senior unsecured notes over a three-year period, with interest rates that may be fixed or floating and with such maturity dates, not to exceed ten years, as the parties may determine. The Master Agreement includes various covenants, limitations and events of default similar to the Notes issued in 2004. The initial issuance of notes under the Master Agreement occurred on December 22, 2006, through the issuance of $25.0 million in Series C Senior Notes due December 22, 2016, with a fixed interest rate of 5.66% per year. On February 1, 2008, $25.0 million in Series D Senior Notes due January 15, 2015, with a fixed interest rate of 5.37% per year, were issued. On September 15, 2011, pursuant to a Confirmation of Acceptance dated January 21, 2011 (the "Confirmation"), in connection with the Master Agreement, $100.0 million in Series E Senior Notes due September 15, 2018, with a fixed interest rate of 4.50% per year, were issued. The Series E Senior Notes were issued for the sole purpose to retire the Series A Senior Notes. As of December 31, 2011, and December 31, 2010, there was an outstanding debt balance issued under the provisions of the Master Agreement of $150.0 million and $50.0 million, respectively.

In accordance with ASC Topic 470 – Debt, the Company classified the related principal balance of the Series A Senior Notes as long-term debt as of December 31, 2010, as the Company had both the intent and ability to refinance the obligation on a long-term basis, as evidenced by the Confirmation.

On June 12, 2008, the Company entered into an Amended and Restated Revolving Loan Agreement dated as of June 3, 2008 (the "Prior Loan Agreement"), with a national banking institution, amending and restating the existing Revolving Loan Agreement dated September 29, 2003, as amended (the "Revolving Agreement"), to increase the lending commitment to $50.0 million (subject to potential increases up to $100.0 million) and to extend the maturity date from December 20, 2011, to June 3, 2013.

The calculation of interest and fees is generally based on the Company's quarterly ratio of funded debt to earnings before interest, taxes, depreciation, amortization, and non-cash stock-based compensation. Interest is charged at a rate equal to 0.50% to 1.00% above the London Interbank Offering Rate ("LIBOR") or 1.00% below the base rate, each as more fully defined in the Loan Agreement. Fees include an upfront fee, an availability fee of 0.10% to 0.20%, and a letter of credit usage fee of 0.50% to 1.00%. The Loan Agreement contains various covenants, limitations, and events of default customary for similar facilities for similar borrowers. The 90-day LIBOR was 0.581% and 0.300% as of December 31, 2011, and December 31, 2010, respectively. There were no borrowings against this facility at December 31, 2011, or December 31, 2010. See Note 16 – Subsequent Events for a discussion of the Company entering into certain credit agreements in January 2012.

All three of these credit agreements require Brown & Brown to maintain certain financial ratios and comply with certain other covenants. Brown & Brown was in compliance with all such covenants as of December 31, 2011 and 2010.

Acquisition notes payable represent debt incurred to former owners of certain insurance operations acquired by Brown & Brown. These notes and future contingent payments are payable in monthly, quarterly and annual installments through July 2013.

Interest paid in 2011, 2010 and 2009 was $15,571,000, $14,491,000 and $14,636,000, respectively.

At December 31, 2011, maturities of long-term debt were $1,227,000 in 2012, $33,000 in 2013, $100,000,000 in 2014, $25,000,000 in 2015, $25,000,000 in 2016 and $100,000,000 in 2017 and beyond.

NOTE 9 Income Taxes

Significant components of the provision (benefit) for income taxes for the years ended December 31 are as follows:

(in thousands)	2011	2010	2009
Current:			
Federal	$ 65,461	$ 70,715	$ 62,547
State	10,084	10,236	10,730
Foreign	638	860	286
Total current provision	76,183	81,811	73,563
Deferred:			
Federal	27,212	19,890	24,913
State	3,131	2,645	2,984
Total deferred provision	30,343	22,535	27,897
Total tax provision	$ 106,526	$ 104,346	$ 101,460

A reconciliation of the differences between the effective tax rate and the federal statutory tax rate for the years ended December 31 is as follows:

	2011	2010	2009
Federal statutory tax rate	35.0%	35.0%	35.0%
State income taxes, net of federal income tax benefit	3.5	3.5	4.0
Non-deductible employee stock purchase plan expense	0.3	0.3	0.4
Non-deductible meals and entertainment	0.3	0.3	0.3
Interest exempt from taxation and dividend exclusion	—	—	(0.1)
Other, net	0.3	0.1	0.2
Effective tax rate	39.4%	39.2%	39.8%

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the corresponding amounts used for income tax reporting purposes.

Significant components of Brown & Brown's current deferred tax assets as of December 31 are as follows:

(in thousands)	2011	2010
Current deferred tax assets:		
Deferred profit-sharing contingent commissions	$ 11,124	$ 12,274
Accruals and reserves	8,739	7,802
Total current deferred tax assets	$ 19,863	$ 20,076

Significant components of Brown & Brown's non-current deferred tax liabilities and assets as of December 31 are as follows:

(in thousands)	2011	2010
Non-current deferred tax liabilities:		
Fixed assets	$ 11,400	$ 9,263
Net unrealized holding gain of available-for-sale securities	4	4
Prepaid insurance and pension	3,123	28
Intangible assets	176,459	146,815
Total non-current deferred tax liabilities	190,986	156,110
Non-current deferred tax assets:		
Deferred compensation	11,341	8,232
Accruals and reserves	—	—
Net operating loss carryforwards	2,071	1,721
Valuation allowance for deferred tax assets	(478)	(325)
Total non-current deferred tax assets	12,934	9,628
Net non-current deferred tax liability	$ 178,052	$ 146,482

Income taxes paid in 2011, 2010 and 2009 were $75,403,000, $69,828,000, and $76,373,000, respectively.

At December 31, 2011, Brown & Brown had net operating loss carryforwards of $295,000 and $40,915,000 for federal and state income tax reporting purposes, respectively, portions of which expire in the years 2012 through 2031. The federal carryforward is derived from insurance operations acquired by Brown & Brown in 2001. The state carryforward is derived from the operating results of certain subsidiaries.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

(in thousands)	2011	2010	2009
Unrecognized tax benefits balance at January 1	$ 656	$ 635	$ 611
Gross increases for tax positions of prior years	257	229	489
Gross decreases for tax positions of prior years	—	—	(274)
Settlements	(107)	(208)	(182)
Lapse of statute of limitations	—	—	(9)
Unrecognized tax benefits balance at December 31	$ 806	$ 656	$ 635

We recognize interest and penalties related to uncertain tax positions in income tax expense. As of December 31, 2011 and 2010, we had approximately $188,000 and $140,000 of accrued interest related to uncertain tax positions, respectively.

Total amount of unrecognized tax benefits that would affect our effective tax rate if recognized is $806,000 as of December 31, 2011 and $656,000 as of December 31, 2010. We do not expect our unrecognized tax benefits to change significantly over the next 12 months.

As a result of a 2006 Internal Revenue Service ("IRS") audit, we agreed to accrue at each December 31, for tax purposes only, a known amount of profit-sharing contingent commissions represented by the actual amount of profit-sharing contingent commissions received in the first quarter of the related year, with a true-up adjustment to the actual amount received by the end of the following March 31. Since this method for tax purposes differs from the method used for book purposes, it will result in a current deferred tax asset as of December 31 each year with that balance reversing by the following March 31 when the related profit-sharing contingent commissions are recognized for financial accounting purposes.

The Company is subject to taxation in the United States and various state jurisdictions. The Company is also subject to taxation in the United Kingdom. In the United States, federal returns for fiscal years 2008 through 2011 remain open and subject to examination by the Internal Revenue Service. The Company files and remits state income taxes in various states where the Company has determined it is required to file state income taxes. The Company's filings with those states remain open for audit for the fiscal years 2007 through 2011. In the United Kingdom, the Company's filings remain open for audit for the fiscal years 2008 through 2011. The Company currently has no ongoing federal, state or foreign income tax audits.

NOTE 10 Employee Savings Plan

The Company has an Employee Savings Plan (401(k)) under which substantially all employees with more than 30 days of service are eligible to participate. Under this plan, Brown & Brown makes matching contributions, subject to a maximum of 2.5% of each participant's salary. Further, the Company provides for a discretionary profit-sharing contribution of 1.5% of the employee's salary for all eligible employees. The Company's contributions to the plan totaled $11,866,000 in 2011, $11,376,000 in 2010, and $11,750,000 in 2009.

NOTE 11 Stock-Based Compensation

PERFORMANCE STOCK PLAN

Brown & Brown has adopted and the shareholders have approved a performance stock plan, under which up to 14,400,000 Performance Stock Plan ("PSP") shares may be granted to key employees contingent on the employees' future years of service with Brown & Brown and other criteria established by the Compensation Committee of the Company's Board of Directors. Before participants may take full title to Performance Stock, two vesting conditions must be met. Of the grants currently outstanding, specified portions will satisfy the first condition for vesting based on 20% incremental increases in the 20-trading-day average stock price of Brown & Brown's common stock from the initial grant price specified by Brown & Brown. Performance Stock that has satisfied the first vesting condition is considered "awarded shares." Awarded shares are included as issued and outstanding common stock shares and are included in the calculation of basic and diluted EPS. Dividends are paid on awarded shares and participants may exercise voting privileges on such shares. Awarded shares satisfy the second condition for vesting on the earlier of a participant's: (i) 15 years of continuous employment with Brown & Brown from the date shares are granted to the participants (or, in the case of the July 2009 grant to Powell Brown, 20 years); (ii) attainment of age 64; or (iii) death or disability. On April 28, 2010, the PSP was suspended and any remaining authorized but unissued shares, as well as any shares forfeited in the future, will be reserved for issuance under the 2010 Stock Incentive Plan (the "SIP").

At December 31, 2011, 7,113,819 shares had been granted under the PSP at initial stock prices ranging from $1.90 to $30.55. As of December 31, 2011, 1,586,543 shares have not met the first condition for vesting, 3,345,269 shares met the first condition for vesting and had been awarded, and 2,182,007 shares satisfied both conditions for vesting and had been distributed to the participants.

The Company uses a path-dependent lattice model to estimate the fair value of PSP grants on the grant date.

A summary of PSP activity for the years ended December 31, 2011, 2010 and 2009 is as follows:

		Weighted-Average Grant Date Fair Value	Granted Shares	Awarded Shares	Shares Not Yet Awarded
Outstanding at January 1, 2009	$	7.21	7,822,076	4,629,221	3,192,855
Granted	$	11.80	389,580	—	389,580
Awarded	$	—	—	—	—
Vested	$	6.05	(73,860)	(73,860)	—
Forfeited	$	10.42	(379,249)	(131,925)	(247,324)
Outstanding at December 31, 2009	$	7.39	7,758,547	4,423,436	3,335,111
Granted	$	9.67	384,420	—	384,420
Awarded	$	9.49	—	474,113	(474,113)
Vested	$	2.02	(1,388,789)	(1,388,789)	—
Forfeited	$	7.91	(962,324)	(117,241)	(845,083)
Outstanding at December 31, 2010	$	7.32	5,791,854	3,391,519	2,400,335
Granted	$	—	—	—	—
Awarded	$	9.56	—	447,154	(447,154)
Vested	$	6.01	(106,490)	(106,490)	—
Forfeited	$	9.48	(753,552)	(386,914)	(366,638)
Outstanding at December 31, 2011	**$**	**8.08**	**4,931,812**	**3,345,269**	**1,586,543**

The weighted average grant-date fair value of PSP grants for years ended December 31, 2011, 2010 and 2009 was $ 0.00, $9.67, $11.80, respectively. The total fair value of PSP grants that vested during each of the years ended December 31, 2011, 2010 and 2009 wa $2,384,000, $31,965,000 and $1,412,000, respectively.

STOCK INCENTIVE PLAN

On April 28, 2010, the shareholders of Brown & Brown, Inc. approved the SIP that provides for the granting of stock options, stock and/or stock appreciation rights to employees and Board members contingent on criteria established by the Compensation Committee of the Company's Board of Directors. The principal purpose of the SIP is to attract, incentivize and retain key employees by offering those persons an opportunity to acquire or increase a direct proprietary interest in the Company's operations and future success. The SIP includes a sub-plan applicable to Decus Insurance Brokers Limited ("Decus") which, together with its parent company, Decus Holdings (U.K.) Limited, are the Company's only foreign subsidiaries. The shares of stock reserved for issuance under the SIP are any shares that are authorized to be issued under the PSP that are not already subject to grants under the PSP, and that were outstanding as of April 28, 2010, the date of suspension of the PSP, together with PSP shares and SIP shares that are forfeited after that date. As of April 28, 2010, 6,046,768 shares were available for issuance under the PSP, which were then transferred to the SIP. Stock grants under the SIP vest in six to ten years, subject to the achievement of certain performance criteria by grantees, and the achievement of consolidated EPS growth at certain levels by the Company, over a five-year measurement period ending December 31, 2015.

In 2010, a grant of 187,040 shares was made under the SIP. This grant was conditioned upon the surrender of 187,040 shares previously granted under the PSP in 2009, which were accordingly treated as forfeited PSP shares. The vesting conditions of this grant were identical to those provided for in connection with the 2009 PSP grant; thus the target stock prices and the periods associated with satisfaction of the first and second conditions of vesting were unchanged. Additionally, grants totaling 5,205 shares were made in 2010 to Decus employees under the SIP sub-plan applicable to Decus.

In 2011, shares totaling 2,375,892 were granted under the SIP. Of this total, grants totaling 24,670 shares were made to Decus employees under the SIP sub-plan applicable to Decus. As of December 31, 2011, 37,408 shares met the first condition for vesting and had been awarded. At December 31, 2011, 4,808,124 shares are available for future grants, of which 2,261,307 of these shares are reserved for grants with PSP-type vesting conditions.

The Company uses the closing stock price on the day prior to the grant date to determine the fair value of SIP grants and then applies an estimated forfeiture factor to estimate the annual expense. Additionally, the Company uses the path-dependent lattice model to estimate the fair value of PSP-like grants as of the grant date. SIP shares that satisfied the first vesting condition for PSP-like grants or the established performance criteria are considered "awarded shares." Awarded shares are included as issued and outstanding common stock shares and are included in the calculation of basic and diluted EPS. Dividends are paid on awarded shares and participants may exercise voting privileges on such shares.

A summary of SIP activity for the years ended December 31, 2011, 2010 and 2009 is as follows:

	Weighted-Average Grant Date Fair Value	Granted Shares	Awarded Shares	Shares Not Yet Awarded
Outstanding at January 1, 2010	$ —	—	—	—
Granted	$ 12.62	192,245	—	192,245
Awarded	$ 12.62	—	38,449	(38,449)
Vested	$ —	—	—	—
Forfeited	$ —	—	—	—
Outstanding at December 31, 2010	$ 12.62	192,245	38,449	153,796
Granted	$ 23.94	2,375,892	—	2,375,892
Awarded	$ 11.41	—	(1,041)	1,041
Vested	$ —	—	—	—
Forfeited	$ 23.94	(90,080)	—	(90,080)
Outstanding at December 31, 2011	**$ 23.06**	**2,478,057**	**37,408**	**2,240,649**

EMPLOYEE STOCK PURCHASE PLAN

The Company has a shareholder-approved Employee Stock Purchase Plan ("ESPP") with a total of 12,000,000 authorized shares and 2,297,258 available for future subscriptions. Employees of the Company who regularly work more than 20 hours per week are eligible to participate in the ESPP. Participants, through payroll deductions, may allot up to 10% of their compensation, to a maximum of $25,000, to purchase Company stock between August 1 of each year to the following July 31st (the "Subscription Period") at a cost of 85% of the lower of the stock price as of the beginning or ending of the Subscription Period.

The Company estimates the fair value of an ESPP share option as of the beginning of the Subscription Period as the sum of: (1) 15% of the quoted market price of the Company's stock on the day prior to the beginning of the Subscription Period, and (2) 85% of the value of a one-year stock option on the Company stock using the Black-Scholes option-pricing model. The estimated fair value of an ESPP share option as of the Subscription Period beginning in August 2011 was $4.27. The fair value of an ESPP share option as of the Subscription Periods beginning in August 2010 and 2009, was $4.01 and $5.78, respectively.

For the plan years ended July 31, 2011, 2010 and 2009, the Company issued 488,052, 500,334 and 579,104 shares of common stock in August 2011, 2010 and 2009, respectively. These shares were issued at an aggregate purchase price of $8,048,000 or $16.49 per share in 2011, $8,326,000 or $16.64 per share in 2010 and $9,358,000 or $16.16 per share in 2009.

For the five months ended December 31, 2011, 2010 and 2009 of the 2011-2012, 2010-2011 and 2009-2010 plan years, 230,481, 206,201, and 250,414 shares of common stock (from authorized but unissued shares), respectively, were subscribed to by participants for proceeds of approximately $3,810,000, $3,400,000 and $3,826,000, respectively.

INCENTIVE STOCK OPTION PLAN

On April 21, 2000, Brown & Brown adopted, and the shareholders approved, a qualified incentive stock option plan (the "ISOP") that provides for the granting of stock options to certain key employees for up to 4,800,000 shares of common stock. On December 31, 2008, the ISOP expired. The objective of the ISOP was to provide additional performance incentives to grow Brown & Brown's pre-tax income in excess of 15% annually. The options were granted at the most recent trading day's closing market price and vest over a one-to-10-year period, with a potential acceleration of the vesting period to three to six years based upon achievement of certain performance goals. All of the options expire 10 years after the grant date.

The Company uses the Black-Scholes option-pricing model to estimate the fair value of stock options on the grant date. The risk-free interest rate is based upon the U.S. Treasury yield curve on the date of grant with a remaining term approximating the expected term of the option granted. The expected term of the options granted is derived from historical data; grantees are divided into two groups based upon expected exercise behavior and are considered separately for valuation purposes. The expected volatility is based upon the historical volatility of the Company's common stock over the period of time equivalent to the expected term of the options granted. The dividend yield is based upon the Company's best estimate of future dividend yield.

A summary of stock option activity for the years ended December 31, 2011, 2010 and 2009 is as follows:

	Shares Under Option	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (in thousands)
Outstanding at January 1, 2009	2,475,015	$ 16.68	6.9	$ 22,587
Granted	—	$ —		
Exercised	(69,659)	$ 4.84		
Forfeited	(16,672)	$ 15.40		
Expired	—	$ —		
Outstanding at December 31, 2009	2,388,684	$ 17.03	6.1	$ 21,629
Granted	—	$ —		
Exercised	(313,514)	$ 13.13		
Forfeited	(200,000)	$ 18.48		
Expired	—	$ —		
Outstanding at December 31, 2010	1,875,170	$ 17.53	5.4	$ 17,147
Granted	—	$ —		
Exercised	**(52,589)**	**$ 18.48**		
Forfeited	**(438,044)**	**$ 17.28**		
Expired	—	$ —		
Outstanding at December 31, 2011	**1,384,537**	**$ 17.58**	**4.4**	**$ 14,587**
Ending vested and expected to vest at December 31, 2011	**1,384,537**	**$ 17.58**	**4.4**	**$ 14,587**
Exercisable at December 31, 2011	**396,985**	**$ 18.16**	**5.4**	**$ 1,774**
Exercisable at December 31, 2010	257,040	$ 17.92	6.0	$ 1,546
Exercisable at December 31, 2009	317,020	$ 12.68	2.4	$ 1,676

The following table summarizes information about stock options outstanding at December 31, 2011:

Options Outstanding				Options Exercisable	
Exercise Price	Number Outstanding	Weighted-Average Remaining Contactural Life (years)	Weighted-Average Exercise Price	Number Exercisable	Weighted-Average Exercise Price
$ 15.78	479,592	1.2	$ 15.78	58,972	$ 15.78
$ 22.06	12,000	3.0	$ 22.06	9,068	$ 22.06
$ 18.48	892,945	6.2	$ 18.48	328,945	$ 18.48
Totals	1,384,537	4.4	$ 17.58	396,985	$ 18.16

The total intrinsic value of options exercised, determined as of the date of exercise, during the years ended December 31, 2011, 2010 and 2009 was $333,000, $2,344,000 and $948,000, respectively. The total intrinsic value is calculated as the difference between the exercise price of all underlying awards and the quoted market price of the Company's stock for all in-the-money stock options at December 31, 2011, 2010 and 2009, respectively.

There are no option shares available for future grant under the ISOP since this plan expired as of December 31, 2008.

SUMMARY OF NON-CASH STOCK-BASED COMPENSATION EXPENSE

The non-cash stock-based compensation expense for the years ended December 31 is as follows:

(in thousands)	2011	2010	2009
Stock Incentive Plan	$ 5,320	$ 60	$ —
Performance Stock Plan	2,661	2,836	2,878
Employee Stock Purchase Plan	2,126	2,511	2,878
Incentive Stock Option Plan	1,087	1,438	1,602
Total	$ 11,194	$ 6,845	$ 7,358

SUMMARY OF UNRECOGNIZED COMPENSATION EXPENSE

As of December 31, 2011, there was approximately $65.0 million of unrecognized compensation expense related to all non-vested share-based compensation arrangements granted under the Company's stock-based compensation plans. That expense is expected to be recognized over a weighted-average period of 9.2 years.

NOTE 12 Supplemental Disclosures of Cash Flow Information

Brown & Brown's significant non-cash investing and financing activities for the years ended December 31 are summarized as follows:

(in thousands)	2011	2010	2009
Unrealized holding gain (loss) on available-for-sale securities, net of tax effect of $0 for 2011, net of tax effect of $1 for 2010 and net of tax benefit of $5 for 2009	$ —	$ 2	$ (8)
Notes payable issued or assumed for purchased customer accounts	$ 1,603	$ 3,821	$ 22,645
Estimated acquisition earn-out payables and related charges	$ 30,525	$ 25,090	$ 7,226
Notes received on the sale of fixed assets and customer accounts	$ 8,166	$ 1,825	$ (958)

NOTE 13 Commitments and Contingencies

OPERATING LEASES

Brown & Brown leases facilities and certain items of office equipment under non-cancelable operating lease arrangements expiring on various dates through 2022. The facility leases generally contain renewal options and escalation clauses based upon increases in the lessors' operating expenses and other charges. Brown & Brown anticipates that most of these leases will be renewed or replaced upon expiration. At December 31, 2011, the aggregate future minimum lease payments under all non-cancelable lease agreements were as follows:

(in thousands)		
2012	$	25,176
2013		21,712
2014		19,159
2015		15,790
2016		12,182
Thereafter		15,338
Total minimum future lease payments	$	109,357

Rental expense in 2011, 2010 and 2009 for operating leases totaled $34,951,000, $35,216,000, and $37,598,000, respectively.

LEGAL PROCEEDINGS

We generally record losses for claims in excess of the limits of insurance in earnings at the time and to the extent they are probable and estimable. In accordance with ASC Topic 450 - Contingencies, we accrue anticipated costs of settlement, damages, losses for general liability claims and, under certain conditions, costs of defense, based on historical experience or to the extent specific losses are probable and estimable. Otherwise, we expense these costs as incurred. If the estimate of a probable loss is a range and no amount within the range is more likely, we accrue the minimum amount of the range.

Our accruals for legal matters that are probable and estimable were not material at December 31, 2011 and 2010, and included estimated costs of settlement, damages and defense. We continue to assess certain litigation and claims to determine the amounts, if any, that management believes will be paid as a result of such claims and litigation and, therefore, additional losses may be accrued and paid in the future, which could adversely impact our operating results, cash flows and overall liquidity. The Company maintains third-party insurance policies to provide certain coverage against adverse legal claims, which is done to try to mitigate our overall exposure to unanticipated claims or adverse decisions. However, as (i) one or more of the Company's insurance carriers could take the position that portions of these claims are not covered by the Company's insurance, (ii) to the extent that payments are made to resolve claims and lawsuits, applicable insurance policy limits are eroded and (iii) the claims and lawsuits relating to these matters are continuing to develop, it is possible that future results of operations or cash flows for any particular quarterly or annual period could be materially affected by unfavorable resolutions of these matters. Management has assessed the A. M. Best ratings of these third-party insurers and does not believe there is a substantial risk of an insurer's material nonperformance related to any current insured claims.

On the basis of present information, availability of insurance and legal advice, in management's opinion, we are not currently involved in any legal proceedings which, individually or in the aggregate, would have a material effect on our financial condition, operations and/or cash flows.

NOTE 14 Quarterly Operating Results (Unaudited)

Quarterly operating results for 2011 and 2010 were as follows:

(in thousands, except per share data)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2011				
Total revenues	$ 262,228	$ 246,816	$ 260,401	$ 244,097
Total expenses	$ 185,558	$ 185,348	$ 187,709	$ 184,406
Income before income taxes	$ 76,670	$ 61,468	$ 72,692	$ 59,691
Net income	$ 46,293	$ 37,035	$ 44,173	$ 36,494
Net income per share:				
Basic	$ 0.32	$ 0.26	$ 0.31	$ 0.25
Diluted	$ 0.32	$ 0.26	$ 0.30	$ 0.25
2010				
Total revenues	$ 252,273	$ 243,665	$ 247,616	$ 229,938
Total expenses	$ 179,189	$ 175,652	$ 174,582	$ 177,971
Income before income taxes	$ 73,084	$ 68,013	$ 73,034	$ 51,967
Net income	$ 44,128	$ 41,185	$ 44,293	$ 32,146
Net income per share:				
Basic	$ 0.31	$ 0.29	$ 0.31	$ 0.23
Diluted	$ 0.31	$ 0.29	$ 0.31	$ 0.22

Quarterly financial information is affected by seasonal variations. The timing of profit-sharing contingent commissions, policy renewals and acquisitions may cause revenues, expenses and net income to vary significantly between quarters.

NOTE 15 Segment Information

Brown & Brown's business is divided into four reportable segments: the Retail Division, which provides a broad range of insurance products and services to commercial, public and quasi-public entities, and to professional and individual customers; the National Programs Division, which is comprised of two units: Professional Programs which provides professional liability and related package products for certain professionals delivered through nationwide networks of independent agents, and Special Programs, which markets targeted products and services designed for specific industries, trade groups, public and quasi-public entities, and market niches; the Wholesale Brokerage Division, which markets and sells excess and surplus commercial and personal lines insurance, and reinsurance, primarily through independent agents and brokers; and the Services Division, which provides insurance-related services, including third-party claims administration and comprehensive medical utilization management services in both the workers' compensation and all-lines liability arenas, as well as Medicare set-aside services and Social Security disability and Medicare benefits advocacy services. Brown & Brown conducts all of its operations within the United States of America, except for one wholesale brokerage operation based in London, England which commenced business in March 2008. This operation earned $9.1 million, $9.9 million and $6.6 million of total revenues for the years ended December 31, 2011, 2010 and 2009, respectively. Long-lived assets held outside of the United States during each of the last three years were not material.

The accounting policies of the reportable segments are the same as those described in Note 1. Brown & Brown evaluates the performance of its segments based upon revenues and income before income taxes. Inter-segment revenues are eliminated.

Summarized financial information concerning Brown & Brown's reportable segments is shown in the following table. The "Other" column includes any income and expenses not allocated to reportable segments and corporate-related items, including the inter-company interest expense charge to the reporting segment.

	Year Ended December 31, 2011					
(in thousands)	Retail	National Programs	Wholesale Brokerage	Services	Other	Total
Total revenues	$ 607,199	$ 181,277	$ 157,308	$ 65,972	$ 1,786	$1,013,542
Investment income	$ 102	$ —	$ 34	$ 128	$ 1,003	$ 1,267
Amortization	$ 33,373	$ 8,630	$ 10,172	$ 2,541	$ 39	$ 54,755
Depreciation	$ 5,046	$ 2,994	$ 2,537	$ 590	$ 1,225	$ 12,392
Interest expense	$ 27,688	$ 1,794	$ 7,082	$ 5,746	$ (28,178)	$ 14,132
Income before income taxes	$ 137,807	$ 67,588	$ 29,388	$ 7,729	$ 28,009	$ 270,521
Total assets	$ 2,155,413	$ 734,423	$ 658,040	$ 166,060	$(1,106,925)	$2,607,011
Capital expenditures	$ 6,102	$ 2,079	$ 2,547	$ 689	$ 2,191	$ 13,608

	Year Ended December 31, 2010					
(in thousands)	Retail	National Programs	Wholesale Brokerage	Services	Other	Total
Total revenues	$ 575,061	$ 189,165	$ 158,699	$ 46,447	$ 4,120	$ 973,492
Investment income	$ 170	$ 1	$ 29	$ 15	$ 1,111	$ 1,326
Amortization	$ 30,725	$ 9,213	$ 10,201	$ 1,264	$ 39	$ 51,442
Depreciation	$ 5,349	$ 3,049	$ 2,695	$ 352	$ 1,194	$ 12,639
Interest expense	$ 27,037	$ 3,242	$ 10,770	$ 2,592	$ (29,170)	$ 14,471
Income before income taxes	$ 128,026	$ 74,941	$ 25,234	$ 7,693	$ 30,204	$ 266,098
Total assets	$1,914,587	$ 667,123	$ 631,344	$ 145,321	$ (957,561)	$2,400,814
Capital expenditures	$ 4,852	$ 2,432	$ 1,838	$ 419	$ 913	$ 10,454

	Year Ended December 31, 2009					
(in thousands)	Retail	National Programs	Wholesale Brokerage	Services	Other	Total
Total revenues	$ 583,374	$ 190,593	$ 158,341	$ 32,743	$ 2,826	$ 967,877
Investment income	$ 282	$ 3	$ 62	$ 23	$ 791	$ 1,161
Amortization	$ 29,943	$ 9,175	$ 10,239	$ 462	$ 38	$ 49,857
Depreciation	$ 6,060	$ 2,725	$ 2,894	$ 333	$ 1,228	$ 13,240
Interest expense	$ 31,596	$ 5,365	$ 14,289	$ 668	$ (37,319)	$ 14,599
Income before income taxes	$ 121,769	$ 70,436	$ 17,030	$ 6,996	$ 38,523	$ 254,754
Total assets	$1,764,249	$ 627,392	$ 618,704	$ 47,829	$ (833,948)	$2,224,226
Capital expenditures	$ 3,459	$ 4,318	$ 3,201	$ 160	$ 172	$ 11,310

NOTE 16 Subsequent Event

On January 9, 2012, Brown & Brown acquired all of the stock of the parent company of Arrowhead General Insurance Agency, Inc. ("Arrowhead"), a national insurance program manager and one of the largest managing general agents ("MGA") in the property and casualty insurance industry. The aggregate purchase price for Arrowhead was $580,767,000, including $397,531,000 of cash payments, the assumption of $178,904,000 of liabilities and $4,332,000 of recorded earn-out payables. Arrowhead was acquired primarily to expand Brown & Brown's National Programs and Services businesses, and to attract and hire high-quality individuals.

The Arrowhead acquisition will be accounted for as business combination as follows:

(in thousands) Name	2012 Date of Acquisition	Cash Paid	Note Payable	Recorded Earn-out Payable	Net Assets Acquired	*Maximum Potential Earn-out Payable*
Arrowhead	January 9	$ 397,531	$ —	$ 4,332	$ 401,863	*$ 5,000*

The following table summarizes the preliminary estimated fair values of Arrowhead's aggregate assets and liabilities acquired:

(in thousands)	
Cash	$ 61,221
Other current assets	68,439
Fixed assets	4,751
Goodwill	304,974
Purchased customer accounts	126,431
Non-compete agreements	100
Other assets	14,851
Total assets acquired	580,767
Other current liabilities	(126,095)
Deferred income taxes, net	(52,809)
Total liabilities assumed	(178,904)
Net assets acquired	$ 401,863

The weighted average useful lives for the above acquired amortizable intangible assets are as follows: purchased customer accounts are 15.0 years, and noncompete agreements are 5.0 years.

If the Arrowhead acquisition had occurred as of January 1, 2011, the Company's estimated results of operations would be as shown in the following table. These unaudited pro forma results are not necessarily indicative of the actual results of operations that would have occurred had the Arrowhead acquisition actually been made as of January 1, 2011.

(UNAUDITED) (in thousands, except per share data)	For the Year Ended December 31, 2011
Total revenues	$ 1,121,886
Income before income taxes	$ 287,720
Net income	$ 174,143
Net income per share:	
Basic	$ 1.22
Diluted	$ 1.20
Weighted average number of shares outstanding:	
Basic	138,582
Diluted	140,264

On January 9, 2012, in conjunction with the Arrowhead acquisition, the Company entered into: (1) an amended and restated revolving and term loan credit agreement (the "SunTrust Agreement") with SunTrust Bank ("SunTrust") that provided for (a) a $100.0 million term loan (the "SunTrust Term Loan") and (b) a $50.0 million revolving line of credit (the "SunTrust Revolver") and (2) a $50.0 million promissory note (the "JPM Note") in favor of JPMorgan Chase Bank, N.A. ("JPMorgan"), pursuant to a letter agreement executed by JPMorgan (together with the JPM Note, the "JPM Agreement") that provided for a $50.0 million uncommitted line of credit bridge facility (the "JPM Bridge Facility"). The SunTrust Term Loan, the SunTrust Revolver and the JPM Bridge Facility were each funded on January 9, 2012, and provided the financing for the acquisition. The SunTrust Agreement amends and restates the Prior Loan Agreement.

The maturity date for the SunTrust Term Loan and the SunTrust Revolver is December 31, 2016, at which time all outstanding principal and unpaid interest will be due. Both the SunTrust Term Loan and the SunTrust Revolver may be increased by up to $50.0 million (bringing the total available for each to $150.0 million for the SunTrust Term Loan and $100.0 million for the SunTrust Revolver, respectively). The calculation of interest and fees for the SunTrust Agreement is generally based on the Company's funded debt-to-EBITDA ratio. Interest is charged at a rate equal to 1.00% to 1.40% above LIBOR or 1.00% below the Base Rate. Fees include an up-front fee, an availability fee of 0.175% to 0.25%, and a letter of credit margin fee of 1.00% to 1.40%. Initially, until the Company's March 31, 2012 quarter end, the applicable margin for LIBOR advances is 1.00%, the availability fee is 0.175%, and the letter of credit margin fee is 1.00%. The obligations under the SunTrust Term Loan and SunTrust Revolver are unsecured and the SunTrust Agreement includes various covenants, limitations and events of default that are customary for similar facilities for similar borrowers and that are substantially similar to those contained in the Prior Loan Agreement.

The maturity date for the JPM Bridge Facility was February 3, 2012, at which time all outstanding principal and unpaid interest would have been due. Interest was charged at a rate equal to the CB Floating Rate. The JPM Bridge Facility was unsecured and included various agreements, limitations and events of default that are customary for similar facilities for similar borrowers.

On January 26, 2012, the Company entered into a term loan agreement (the "JPM Agreement") with JPMorgan that provided for a $100.0 million term loan (the "JPM Term Loan"). The JPM Term Loan was fully funded on January 26, 2012, and provided the financing to fully repay (1) JPM Bridge Facility and (2) SunTrust Revolver. As a result of the January 26, 2012 financing and repayments, the JPM Bridge Facility has been terminated and the SunTrust Revolver's amount outstanding was brought to zero prior to making subsequent advances thereunder.

The maturity date for the JPM Term Loan is December 31, 2016, at which time all outstanding principal and unpaid interest will be due. Interest is charged at a rate equal to the Alternative Base Rate or 1.00% above the Adjusted LIBOR Rate. Fees include an up-front fee. The obligations under the JPM Term Loan are unsecured and the JPM Agreement includes various covenants, limitations and events of default that are customary for similar facilities for similar borrowers.

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF BROWN & BROWN, INC.
Daytona Beach, Florida

We have audited the accompanying consolidated balance sheets of Brown & Brown, Inc. and subsidiaries (the "Company") as of December 31, 2011 and 2010, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2011. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Brown & Brown, Inc. and subsidiaries as of December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 29, 2012 expressed an unqualified opinion on the Company's internal control over financial reporting.

Deloitte & Touche LLP

Certified Public Accountants
Jacksonville, Florida
February 29, 2012

REPORT OF **INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF BROWN & BROWN, INC.
Daytona Beach, Florida

We have audited the internal control over financial reporting of Brown & Brown, Inc. and subsidiaries (the "Company") as of December 31, 2011, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. As described in Management's Report on Internal Control over Financial Reporting, management excluded from its assessment the internal control over financial reporting at Balcos Insurance, Inc., United Benefit Services Insurance Agency LLC et al., Fitzharris Agency, Inc. et al, Public Employee Benefits Solution, LLC, Sitzmann, Morris & Lavis Insurance Agency, Inc. et al., Snapper Shuler Kenner, Inc. et al, Industry Consulting Group, Inc. and Colonial Claims Corporation et al (collectively the "2011 Excluded Acquisitions"), which were acquired during 2011 and whose financial statements constitute 6.7% and 5.5% of net and total assets, respectively, 1.8% of revenues, and 2.7% of net income of the consolidated financial statement amounts as of and for the year ended December 31, 2011. Accordingly, our audit did not include the internal control over financial reporting of the 2011 Excluded Acquisitions. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2011 of the Company and our report dated February 29, 2012 expressed an unqualified opinion on those financial statements.


Deloitte & Touche LLP

Certified Public Accountants
Jacksonville, Florida
February 29, 2012

MANAGEMENT'S REPORT ON **INTERNAL CONTROL OVER FINANCIAL REPORTING**

The management of Brown & Brown, Inc. and its subsidiaries ("Brown & Brown") is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Securities Exchange Act Rule 13a-15(f). Under the supervision and with the participation of management, including Brown & Brown's principal executive officer and principal financial officer, Brown & Brown conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In conducting Brown & Brown's evaluation of the effectiveness of its internal control over financial reporting, Brown & Brown has excluded the following acquisitions completed by Brown & Brown during 2011: Balcos Insurance, Inc., United Benefit Services Insurance Agency LLC et al., Fitzharris Agency, Inc. et al, Public Employee Benefits Solution, LLC, Sitzmann, Morris & Lavis Insurance Agency, Inc. et al., Snapper Shuler Kenner, Inc. et al, Industry Consulting Group, Inc. and Colonial Claims Corporation et al (collectively the "2011 Excluded Acquisitions"), which were acquired during 2011 and whose financial statements constitute 6.7% and 5.5% of net and total assets, respectively, 1.8% of revenues, and 2.7% of net income of the consolidated financial statement amounts as of and for the year ended December 31, 2011. Refer to Note 2 to the Consolidated Financial Statements for further discussion of these acquisitions and their impact on Brown & Brown's Consolidated Financial Statements.

Based on Brown & Brown's evaluation under the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, management concluded that internal control over financial reporting was effective as of December 31, 2011. Management's internal control over financial reporting as of December 31, 2011 has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report which is included herein.

Brown & Brown, Inc.
Daytona Beach, Florida
February 29, 2012



J. Hyatt Brown
Acting Chief Executive Officer



Cory T. Walker
Chief Financial Officer

The following graph is a comparison of five-year cumulative total stockholder returns for our common stock as compared with the cumulative total stockholder return for the NYSE Composite Index, and a group of peer insurance broker and agency companies (Aon Corporation, Arthur J. Gallagher & Co, Marsh & McLennan Companies, Inc., and Willis Group Holdings, Ltd.). The returns of each company have been weighted according to such companies' respective stock market capitalizations as of December 31, 2006 for the purposes of arriving at a peer group average. The total return calculations are based upon an assumed $100 investment on December 31, 2006, with all dividends reinvested.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN

Among Brown & Brown, Inc. the NYSE Composite Index, and a Peer Group


$140
$120
$100
$80
$60
$40
$20
$0
12/05
12/06
12/07
12/08
12/09
12/10
12/11
Brown & Brown, Inc.
NYSE Composite
Peer Group

*$100 invested on 12/31/06 in stock or index, including reinvestment of dividends.
Fiscal year ending December 31.

	Fiscal Year Ending					
Company/Index/Market	12/31/2006	12/30/2007	12/29/2008	12/31/2009	12/31/2010	12/31/2011
Brown & Brown, Inc.	$ 100.00	$ 84.10	$ 75.86	$ 66.27	$ 89.68	$ 86.01
NYSE Composite Index	$ 100.00	$ 108.87	$ 66.13	$ 84.83	$ 96.19	$ 92.50
Peer Group	$ 100.00	$ 104.28	$ 96.54	$ 89.25	$ 113.89	$ 128.05

We caution that the stock price performance shown in the graph should not be considered indicative of potential future stock price performance.

Every morning in Africa
A Gazelle awakes.
It knows that it must run faster
Than the fastest Cheetah
Or it will be killed.

Every morning in Africa
A Cheetah awakes.
It knows that it must run faster
Than the slowest Gazelle
Or it will starve to death.

It doesn't matter whether
You're a Cheetah or a Gazelle:
When the sun comes up,
You had better be running.

TEN-YEAR **FINANCIAL SUMMARY**

(in thousands, except per share data and other information)	Year Ended December 31, 2011	2010	2009	2008	2007	2006	2005	2004	2003	2002
REVENUES										
Commissions and fees	**$ 1,005,962**	$ 966,917	$ 964,863	$ 965,983	$ 914,650	$ 864,663	$ 775,543	$ 638,267	$ 545,287	$ 452,289
Investment income	**1,267**	1,326	1,161	6,079	30,494[(1)]	11,479	6,578	2,715	1,428	2,945
Other income, net	**6,313**	5,249	1,853	5,492	14,523	1,862	3,686	5,952	4,325	508
Total revenues	**1,013,542**	973,492	967,877	977,554	959,667	878,004	785,807	646,934	551,040	455,742
EXPENSES										
Compensation and benefits	**508,675**	$ 487,820	484,680	485,783	444,101	404,891	374,943	314,221	268,372	224,755
Non-cash stock-based compensation	**11,194**	6,845	7,358	7,314	5,667	5,416	3,337	2,625	2,272	3,823
Other operating expenses	**144,079**	135,851	143,389	137,352	131,371	126,492	105,622	84,927	74,617	66,554
Amortization expense	**54,755**	51,442	49,857	46,631	40,436	36,498	33,245	22,146	17,470	14,042
Depreciation expense	**12,392**	12,639	13,240	13,286	12,763	11,309	10,061	8,910	8,203	7,245
Interest expense	**14,132**	14,471	14,599	14,690	13,802	13,357	14,469	7,156	3,624	4,659
Changes in estimated acquisition earn-out payables	**(2,206)**	(1,674)	—	—	—	—	—	—	—	—
Total expenses	**743,021**	707,394	713,123	705,056	648,140	597,963	541,677	439,985	374,558	321,078
Income before income taxes and minority interest	**270,521**	266,098	254,754	272,498	311,527	280,041	244,130	206,949	176,482	134,664
Income taxes	**106,526**	104,346	101,460	106,374	120,568	107,691	93,579	78,106	66,160	49,271
Minority interest, net of tax	**—**	—	—	—	—	—	—	—	—	2,271
Net income	**$ 163,995**	$ 161,752	$ 153,294	$ 166,124	$ 190,959	$ 172,350	$ 150,551	$ 128,843	$ 110,322	$ 83,122
Compensation and benefits as % of total revenue	**50.2%**	50.1%	50.1%	49.7%	46.3%	46.1%	47.7%	48.6%	48.7%	49.3%
Operating expenses as % of total revenue	**14.2%**	14.0%	14.8%	14.1%	13.7%	14.4%	13.4%	13.1%	13.5%	14.6%
EARNINGS PER SHARE INFORMATION										
Net income per share—diluted	**$ 1.13**	$ 1.12	$ 1.08	$ 1.17	$ 1.35	$ 1.22	$ 1.08	$ 0.93	$ 0.80	$ 0.61
Weighted average number of shares outstanding—diluted	**140,264**	139,318	137,507	136,884	136,357	135,886	135,033	133,994	132,814	130,730
Dividends paid per share	**$ 0.3250**	$ 0.3125	$ 0.3025	$ 0.2850	$ 0.2500	$ 0.2100	$ 0.1700	$ 0.1450	$ 0.1213	$ 0.1000
YEAR-END FINANCIAL POSITION										
Total assets	**$ 2,607,011**	$ 2,400,814	$ 2,224,226	$ 2,119,580	$ 1,960,659	$ 1,807,952	$ 1,608,660	$ 1,249,517	$ 865,854	$ 754,349
Long-term debt	**$ 250,033**	$ 250,067	$ 250,209	$ 253,616	$ 227,707	$ 226,252	$ 214,179	$ 227,063	$ 41,107	$ 57,585
Total shareholders' equity	**$ 1,643,963**	$ 1,506,344	$ 1,369,874	$ 1,241,741	$ 1,097,458	$ 929,345	$ 764,344	$ 624,325	$ 498,035	$ 391,590
Total shares outstanding	**143,352**	142,795	142,076	141,544	140,673	140,016	139,383	138,318	137,122	136,356
OTHER INFORMATION										
Number of full-time equivalent employees at year-end	**5,557**	5,286	5,206	5,398	5,047	4,733	4,540	3,960	3,517	3,384
Total revenues per average number of employees[(2)]	**$ 186,949**	$ 185,568	$ 182,549	$ 187,181	$ 196,251	$ 189,368	$ 184,896	$ 173,046	$ 159,699	$ 144,565
Stock price at year-end	**$ 22.63**	$ 23.94	$ 17.97	$ 20.90	$ 23.50	$ 28.21	$ 30.54	$ 21.78	$ 16.31	$ 16.16
Stock price earnings multiple at year-end[(3)]	**20.03**	21.38	16.64	17.86	17.41	23.12	28.28	23.41	20.38	26.49
Return on beginning shareholders' equity[(4)]	**11%**	12%	12%	15%	21%	23%	24%	26%	28%	47%

(1) Includes an $18,664 gain on the sale of our investment in Rock-Tenn Company.

(2) Represents total revenues divided by the average of the number of full-time equivalent employees at the beginning of the year and the number of full-time equivalent employees at the end of the year.

(3) Stock price at year-end divided by net income per share-diluted.

(4) Represents net income divided by total shareholders' equity as of the beginning of the year.

All share and per-share information has been adjusted to give effect to the 2-for-1 common stock splits which became effective November 29, 2005.

Weighted average number of shares outstanding-diluted has been adjusted to give effect for the two-class method of calculating earnings per share as described in Note 1 to the Consolidated Financial Statements.

SHAREHOLDER **INFORMATION**

CORPORATE OFFICES
220 South Ridgewood Avenue
Daytona Beach, Florida 32114
(386) 252-9601

3101 West Martin Luther King, Jr. Boulevard
Suite 400
Tampa, Florida 33607
(813) 222-4100

OUTSIDE COUNSEL
Cobb & Cole
150 Magnolia Avenue
Daytona Beach, Florida 32114

Holland & Knight LLP
100 North Tampa Street
Suite 4100
Tampa, Florida 33602

CORPORATE INFORMATION AND SHAREHOLDER SERVICES
The Company has included, as Exhibits 31.1 and 31.2 and 32.1 and 32.2 to its Annual Report on Form 10-K for the fiscal year 2011 filed with the Securities and Exchange Commission, certificates of the acting Chief Executive Officer and Chief Financial Officer of the Company certifying the quality of the Company's public disclosure. The Company has also submitted to the New York Stock Exchange a certificate from its Acting Chief Executive Officer certifying that he is not aware of any violation by the Company of New York Stock Exchange corporate governance listing standards.

A copy of the Company's 2011 Annual Report on Form 10-K will be furnished without charge to any shareholder who directs a request in writing to:

Corporate Secretary
Brown & Brown, Inc.
3101 West Martin Luther King, Jr. Boulevard
Suite 400
Tampa, Florida 33607

A reasonable charge will be made for copies of the exhibits to the Form 10-K.

ANNUAL MEETING
The Annual Meeting of Shareholders of Brown & Brown, Inc. will be held:

April 25, 2012
9:00 a.m. (EDT)
The Shores Resort
2637 South Atlantic Avenue
Daytona Beach, Florida 32118

TRANSFER AGENT AND REGISTRAR
American Stock Transfer & Trust Company
6201 15th Ave.
Brooklyn, New York 11219
(866) 668-6550
email: info@amstock.com
www.amstock.com

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Deloitte & Touche LLP
One Independent Drive
Suite 2801
Jacksonville, Florida 32202

STOCK LISTING
The New York Stock Exchange Symbol: BRO

Approximate number of shareholders of record as of February 22, 2012, was 1,270. Closing price per share on that date was $23.96.

MARKET PRICE OF COMMON STOCK

	Stock Price Range		Cash Dividends per
2011	High	Low	Common Share
1st Quarter	**$ 26.60**	**$ 23.56**	**$ 0.08**
2nd Quarter	**$ 27.07**	**$ 24.84**	**$ 0.08**
3rd Quarter	**$ 26.10**	**$ 17.19**	**$ 0.08**
4th Quarter	**$ 23.31**	**$ 16.77**	**$ 0.085**
2010			
1st Quarter	$ 18.10	$ 16.32	$ 0.0775
2nd Quarter	$ 20.45	$ 17.65(1)	$ 0.0775
3rd Quarter	$ 20.53	$ 18.85	$ 0.0775
4th Quarter	$ 24.39	$ 19.88	$ 0.08

(1) Excluding the official closing stock price of $8.04 on May 6, 2010, the date of the NYSE "Flash Crash."

ADDITIONAL INFORMATION
Information concerning the services of Brown & Brown, Inc., as well as access to current financial releases, is available on the Internet. Brown & Brown's address is www.bbinsurance.com.

designed and produced by Van Winkle & Associates / Atlanta


Brown & Brown
INSURANCE

$2,000,000,000